National Property REIT Corp.

Combined Consolidated Financial Statements

December 31, 2016 and 2015

(With Independent Auditor's Report Thereon)

National Property REIT Corp.
Combined Consolidated Financial Statements
Table of Contents

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Independent Auditor's Report

Board of Directors
National Property REIT Corp.
New York, New York

We have audited the accompanying combined consolidated financial statements of National Property REIT Corp. and its subsidiaries, which comprise the combined consolidated balance sheets as of December 31, 2016 and 2015, and the related combined consolidated statements of operations, changes in (deficit) equity, and cash flows for the years then ended, and the related notes to the combined consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Property REIT Corp. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

August 9, 2017

National Property REIT Corp.
Combined Consolidated Balance Sheets

	December 31, 2016	December 31, 2015
ASSETS		
Real estate assets		
Land	$ 160,760,742	$ 139,432,259
Building and improvement	1,253,399,431	1,035,222,741
Furniture, fixtures, and equipment	51,645,443	35,396,461
Total real estate assets held for investment	1,465,805,616	1,210,051,461
Less: accumulated depreciation	(136,092,392)	(91,154,051)
Net real estate assets held for investment	1,329,713,224	1,118,897,410
Real estate assets held for sale, net	25,938,275	—
Total real estate assets, net	1,355,651,499	1,118,897,410
Cash and cash equivalents	32,609,382	15,301,870
Restricted cash ($19,596,233 as of December 31, 2016 related to consolidated VIE)	59,724,126	45,279,994
Accounts receivable, net	2,931,470	4,913,305
Interest receivable ($4,401,157 as of December 31, 2016 related to consolidated VIE)	10,383,189	7,369,309
Due from LendingClub Corporation ($1,816,471 as of December 31, 2016 related to consolidated VIE)	7,075,357	43,228,085
Due from Prosper Funding LLC	810,467	4,260,501
Due from Avant, Inc.	1,708	93,672
Due from affiliates	848,619	1,382,251
Prepaid expenses and other assets	3,724,480	3,895,847
Unsecured consumer loans at fair value ($267,642,484 as of December 31, 2016 related to consolidated VIE)	759,589,421	611,374,694
Lease intangibles, net	15,246,687	2,041,130
TOTAL ASSETS	**$ 2,248,596,405**	**$ 1,858,038,068**
LIABILITIES AND (DEFICIT) EQUITY		
Liabilities		
Mortgages payable, net of unamortized discount and debt issuance costs	$ 1,168,615,085	$ 897,988,196
Mortgages payable related to real estate assets held for sale, net of unamortized discount and debt issuance costs	32,141,193	—
Revolving credit facilities at fair value	217,579,369	349,574,835
Debt related to consolidated VIE, net of debt issuance costs	208,872,814	—
Senior secured term loans, net of debt issuance costs	624,003,996	576,214,194
Accounts payable and accrued expenses	22,775,859	18,978,976
Security deposits	4,210,248	3,129,372
Due to affiliates	6,675,096	3,094,210
Prepaid rent and other liabilities	4,030,191	2,684,289
Total liabilities	2,288,903,851	1,851,664,072
Commitments and contingencies (Note 16)		
(Deficit) equity		
Preferred stock, $0.001 par value, Series A Cumulative Non-Voting, 12.5%; $125,000 and $400,000 liquidation preference, respectively, 125 and 375 shares authorized, issued and outstanding, respectively	109,950	322,400
Common stock, $0.001 par value; 100,000,000 common shares authorized, 1,843,535 and 970,066 issued and outstanding, respectively	1,844	970
Additional paid-in-capital	176,308,017	149,171,459
Accumulated deficit	(243,242,111)	(157,228,021)
Non-controlling interest	26,514,854	14,107,188
Total (deficit) equity	(40,307,446)	6,373,996
TOTAL LIABILITIES AND (DEFICIT) EQUITY	**$ 2,248,596,405**	**$ 1,858,038,068**

See Notes to Combined Consolidated Financial Statements

National Property REIT Corp.
Combined Consolidated Statements of Operations

	Years Ended December 31, 2016	Years Ended December 31, 2015
Revenues		
Rental income	$ 162,613,343	$ 146,190,108
Interest income	145,731,804	73,160,299
Other income	23,128,670	19,632,903
Total revenues	331,473,817	238,983,310
Costs and expenses		
Property operating expenses	76,807,980	69,310,155
Management fees	14,594,401	11,579,047
Depreciation and amortization	59,643,813	56,888,516
General and administrative expenses	23,563,097	15,196,036
Total costs and expenses	174,609,291	152,973,754
Other (expense) income		
Acquisition costs	(7,583,131)	(3,429,388)
Interest expense	(158,128,068)	(128,482,319)
Fair value adjustments	(98,479,188)	(24,051,156)
Gain on sale of real estate	16,673,356	18,559,469
Total other (expense) income, net	(247,517,031)	(137,403,394)
Net loss before income tax	(90,652,505)	(51,393,838)
Income tax expense	(14,757)	(163,854)
Net loss	(90,667,262)	(51,557,692)
Loss attributable to non-controlling interest	4,718,760	1,454,269
Dividends attributable to preferred shares	(65,588)	(46,875)
Net loss attributable to common shares	$ (86,014,090)	$ (50,150,298)

See Notes to Combined Consolidated Financial Statements

National Property REIT Corp.
Combined Consolidated Statements of Changes in (Deficit) Equity

	Preferred Shares	Common Shares	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' (Deficit) Equity	Non-Controlling Interest	Total (Deficit) Equity
Balance at December 31, 2014	**$ 322,400**	**$ 364**	**$ 76,960,445**	**$ (96,061,899)**	**$ (18,778,690)**	**$ 18,487,455**	**$ (291,235)**
Issuance of common shares	—	606	107,632,687	—	107,633,293	—	107,633,293
Contribution from non-controlling interest	—	—	—	—	—	5,050,627	5,050,627
Dividends on common shares	—	—	(35,421,673)	(11,015,824)	(46,437,497)	—	(46,437,497)
Dividends on preferred shares	—	—	—	(46,875)	(46,875)	—	(46,875)
Distributions to non-controlling interest	—	—	—	—	—	(7,976,625)	(7,976,625)
Net loss	—	—	—	(50,103,423)	(50,103,423)	(1,454,269)	(51,557,692)
Balance at December 31, 2015	**$ 322,400**	**$ 970**	**$ 149,171,459**	**$ (157,228,021)**	**$ (7,733,192)**	**$ 14,107,188**	**$ 6,373,996**
Issuance of common shares	—	874	87,023,403	—	87,024,277	—	87,024,277
Contribution from non-controlling interest	—	—	—	—	—	28,645,727	28,645,727
Dividends on common shares	—	—	(59,886,845)	—	(59,886,845)	—	(59,886,845)
Dividends on preferred shares	—	—	—	(65,588)	(65,588)	—	(65,588)
Distributions to non-controlling interest	—	—	—	—	—	(11,519,301)	(11,519,301)
Redemption of preferred shares	(212,450)	—	—	—	(212,450)	—	(212,450)
Net loss	—	—	—	(85,948,502)	(85,948,502)	(4,718,760)	(90,667,262)
Balance at December 31, 2016	**$ 109,950**	**$ 1,844**	**$ 176,308,017**	**$ (243,242,111)**	**$ (66,822,300)**	**$ 26,514,854**	**$ (40,307,446)**

See Notes to Combined Consolidated Financial Statements

National Property REIT Corp.
Combined Consolidated Statements of Cash Flows

	Years Ended December 31, 2016	2015
Cash Flows from Operating Activities:		
Net loss	$ (90,667,262)	$ (51,557,692)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	53,102,382	48,851,394
Amortization of in-place leases	6,541,431	8,037,122
Amortization of above-market leases	31,801	—
Amortization of below-market leases	(158,354)	—
Debt issuance costs	1,155,542	2,742,272
Amortization of deferred financing costs and debt discounts and premiums	4,002,599	1,020,924
Fair value adjustments	98,479,188	24,051,156
Interest paid in kind	—	4,543,200
Gain on sale of assets	(16,673,356)	(18,559,469)
Gain on involuntary conversions	(175,552)	—
Changes in operating assets and liabilities:		
Restricted cash	(6,451,166)	(982,771)
Accounts receivable, net	1,965,395	(2,688,026)
Interest receivable	(3,013,880)	(5,290,423)
Due to (due from) affiliates, net	2,795,691	1,635,581
Prepaid expenses and other assets	398,698	671,054
Accounts payable and accrued expenses	3,765,012	1,677,486
Security deposits and other liabilities	2,927,201	(256,561)
Net cash provided by operating activities	**58,025,370**	**13,895,247**
Cash Flows from Investing Activities:		
Restricted cash	3,892,625	4,580,012
Acquisition of real estate	(295,129,565)	(45,127,212)
Additions to real estate assets	(15,294,175)	(23,621,078)
Additions to lease intangibles	(19,620,435)	(3,175,731)
Proceeds from sales of real estate	18,777,803	24,942,567
Proceeds from insurance	1,055,949	—
Purchases of unsecured consumer loans	(580,599,910)	(610,884,157)
Principal payments received on unsecured consumer loans	328,436,658	154,293,784
Proceeds from recoveries and sales of charged-off loans	5,469,337	803,773
Decrease (increase) in Due from Lending Club Corporation	36,152,728	(17,445,960)
Decrease (increase) in Due from Prosper Funding LLC	3,450,034	(1,080,354)
Decrease (increase) in Due from Avant, Inc.	91,964	(93,672)
Net cash used in investing activities	**(513,316,987)**	**(516,808,028)**
Cash Flows from Financing Activities		
Restricted cash	(11,885,591)	(8,657,068)
Proceeds from mortgages payable	323,458,994	81,636,000
Repayments of mortgages payable	(1,033,817)	(13,824,895)
Proceeds from revolving credit facilities	290,181,851	420,420,000
Repayments of revolving credit facilities	(422,177,317)	(191,945,226)
Proceeds from debt related to consolidated VIE	243,441,829	—
Repayments of debt related to consolidated VIE	(30,543,455)	—
Proceeds from senior secured term loan	189,101,448	248,598,525
Repayments of senior secured term loan	(141,404,677)	(82,896,521)
Deferred financing costs	(11,844,783)	(5,485,026)
Proceeds from issuance of common stock	87,024,277	107,633,293
Capital distributions	(59,886,845)	(35,421,673)
Dividends on common shares	—	(11,015,824)
Dividends on preferred shares	(65,588)	(46,875)
Redemption of preferred stock	(212,450)	—
Contributions from non-controlling interest	28,645,727	5,050,627
Distributions to non-controlling interests	(11,519,301)	(7,976,625)
Increase in due to (due from) affiliates, net	1,318,827	(1,318,827)
Net cash provided by financing activities	**472,599,129**	**504,749,885**
Net increase in cash and cash equivalents	17,307,512	1,837,104
Cash and cash equivalents, beginning of year	15,301,870	13,464,766
Cash and cash equivalents, end of year	**$ 32,609,382**	**$ 15,301,870**

See Notes to Combined Consolidated Financial Statements

National Property REIT Corp.
Combined Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,	
	2016	2015
Supplemental Disclosures		
Cash paid during the period for:		
Interest	$ 152,445,626	$ 119,385,305
Income tax	$ 370,379	$ 184,276
Non-cash investing and financing activities:		
Mortgage payable assumed	$ —	$ 12,602,057
Accrued additions to real estate assets	$ 183,412	$ 257,758

See Notes to Combined Consolidated Financial Statements

1. Organization

References herein to the "Company", "we", "us", or "our" refer to National Property REIT Corp. ("NPRC"), formerly known as National Property Holdings Corp., unless the context specifically requires otherwise.

The Company is a Maryland corporation and is a real estate investment trust ("REIT") for U.S. federal income tax purposes. The Company was formed to hold for investment, operate, finance, lease, manage, and sell a portfolio of real estate assets and engage in any and all other activities as may be necessary, incidental or convenient to carry out the foregoing. The Company intends to acquire real estate assets, including, but not limited to, industrial, commercial, student housing, self-storage, and multi-family properties. The Company commenced operations on December 31, 2013.

NPH Property Holdings, LLC ("NPH"), a Delaware limited liability company, owns all of the outstanding common stock of the Company. NPH is a wholly owned subsidiary of Prospect Capital Corporation ("PSEC"). On December 31, 2013, PSEC contributed to the Company, through NPH, ownership interests in entities that own real estate properties. In exchange for the contribution of assets, NPH received shares of the Company's common stock. These entities were NPH McDowell, LLC ("Oxford"), APH Carroll 41, LLC ("Bexley"), and 146 Forest Parkway, LLC ("146 FP"). On October 23, 2014, United Property REIT Corp. ("UPRC"), an affiliated entity indirectly owned by PSEC, contributed to the Company, ownership interest in Michigan Storage, LLC ("Michigan"), an entity that owns a portfolio of self-storage real estate properties. UPH Property Holdings, LLC ("UPH"), a Delaware limited liability company, owned all of the outstanding common stock of UPRC. UPH was a wholly owned subsidiary of PSEC. On November 26, 2014, American Property REIT Corp. ("APRC"), an affiliated entity indirectly owned by PSEC, contributed to the Company, ownership interest in APH Carroll Resort, LLC ("The Resort"), an entity that owns a multi-family real estate property. On May 1, 2015, APRC contributed to the Company, ownership interest in 5100 Live Oaks Blvd, LLC ("Amberly"), an entity that owns a multi-family real estate property. APH Property Holdings, LLC ("APH"), a Delaware limited liability company, owned all of the outstanding common stock of APRC. APH was a wholly owned subsidiary of PSEC. These entity contribution transactions are collectively referred to as the "Common Control Transfer".

On May 23, 2016, APRC and UPRC (collectively referred to as the "Affiliated REITs") were merged ("Merger") with and into the Company, with the Company continuing as the surviving corporation. The Affiliated REITs were formed to hold for investment, operate, finance, lease, manage, and sell a portfolio of real estate assets. At the date of Merger, the Affiliated REITs held an investment portfolio of real estate assets owned directly or through joint ventures by making a majority equity investment in property-owning entities. The real estate investments acquired during the Merger are collectively known as the "Merger Investments".

In accordance with FASB ASC 805, "Business Combinations," the Merger and Common Control Transfer transactions noted above were executed between entities under common control. The assets and liabilities of each of the entities acquired through these transactions were recorded at their historical carrying amounts, and the results of operations of these entities have been recognized in the accompanying combined consolidated statements of operations from their respective acquisition dates. NPRC's combined consolidated balance sheets as of December 31, 2016 and 2015 reflect the historical carryover basis in the assets and liabilities acquired. The Company has also retrospectively adjusted its financial statements to combine the operating results of the Company and the entities acquired from the date common control began.

Prospect Finance Company, LLC ("PFAN") is a subsidiary of the Company, and currently owns the online originated unsecured consumer loan portfolio that was purchased by PSEC. PFAN holds the interests in ACL Loan Holdings, Inc. ("ACLLH") and American Consumer Lending Limited ("ACLL").

ACLLH was formed to hold the indirect interest in ACL Consumer Loan Trust ("ACL Trust"), which was contributed to ACLLH on June 30, 2014. ACL Trust and American Consumer Lending (Prime), LLC, a subsidiary of ACLL, (collectively with ACL Trust, referred to as the "ACL Subsidiaries"), holds unsecured consumer loans from Prosper

Funding LLC ("Prosper") since October 29, 2013 (inception) to December 31, 2016 and for the period April 1, 2015 to December 31, 2016, respectively. ACL Consumer Loan Trust III ("ACL Trust III"), a subsidiary of ACLLH, formed on June 10, 2014, and American Consumer Lending III (Near-Prime), LLC, a subsidiary of ACLL, (collectively with ACL Trust III, referred to as the "ACL III Subsidiaries"), formed on June 13, 2014, holds unsecured consumer loans from LendingClub Corporation for the period July 28, 2014 to December 31, 2016 and April 1, 2015 to December 31, 2016, respectively. ACL Consumer Loan Trust IV ("ACL Trust IV"), a subsidiary of ACLLH, formed on March 23, 2015, and American Consumer Lending IV (Near-Prime), LLC, a subsidiary of ACLL, (collectively with ACL Trust IV, referred to as the "ACL IV Subsidiaries"), formed on January 15, 2015, holds unsecured consumer loans originated by LendingClub Corporation for the period April 21, 2015 to December 31, 2016 and September 1, 2015 to December 31, 2016, respectively. ACL Patient Solutions Trust ("ACL PS"), a subsidiary of ACLLH, formed on October 14, 2015, holds unsecured consumer loans from NBT Bank, National Association ("NBT"). For the period July 29, 2015 to October 20, 2015, 100.0% participation interest in such unsecured consumer loans were held in ACL Patient Solutions, LLC, a subsidiary of ACLLH, formed on June 22, 2015. As of October 20, 2015, all participation interest acquired by ACL Patient Solutions, LLC were elevated to whole loan assignments and such loans were deposited by ACL Patient Solutions, LLC into ACL PS. From October 20, 2015 to December 31, 2016, ACL PS has acquired and held unsecured consumer loans as part of a loan purchase and sale agreement between ACL PS, NBT and Springstone Financial, LLC ("Springstone"), a wholly-owned subsidiary of LendingClub Corporation. ACL Consumer Loan Trust V ("ACL Trust V"), a subsidiary of ACLL, formed on October 16, 2015, holds unsecured consumer loans from Avant II, LLC ("Avant") for the period November 17, 2015 to December 31, 2016. ACL Consumer Loan Trust VI ("ACL Trust VI"), a subsidiary of ACLLH, formed on April 27, 2016, and American Consumer Lending VI, LLC, a subsidiary of ACLL, (collectively with ACL Trust VI, referred to as the "ACL VI Subsidiaries"), formed on November 30, 2015, holds unsecured consumer loans from LendingClub Corporation for the period May 1, 2016 to December 31, 2016. Murray Hill Securitization Holdings Limited ("Murray Hill"), a subsidiary of ACLL, formed on July 24, 2015, holds interest in Murray Hill Marketplace Trust 2016-LC1, a securitization of unsecured consumer loans from LendingClub Corporation for the period October 13, 2016 to December 31, 2016. Lending Club Corporation and Springstone are hereafter collectively referred to as "Lending Club".

2. Significant Accounting Policies

a. ***Basis of presentation***

The accompanying combined consolidated financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") and include the accounts of the Company and its subsidiaries, including ventures in which the Company has a controlling interest as well as the consolidated accounts of Oxford, Bexley, 146 FP, Michigan, The Resort, Amberly, and the Merger Investments prior to the Company's ownership in accordance with ASC 805. All intercompany balances and transactions have been eliminated. In addition, we consolidate entities that meet the definition of a variable interest entity ("VIE") for which we are the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

b. ***Principles of Reporting and Use of Estimates***
Financial statements prepared in accordance with GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Management makes significant estimates regarding the allocation of a property's purchase price to the tangible and intangible assets and liabilities acquired, revenue recognition, and determining whether an asset is impaired. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment.

As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates.

c. ***Purchase Accounting and Acquisitions of Real Estate***
Upon acquisition, in accordance with FASB ASC 805, "*Business Combinations*," the purchase price of a property is allocated to the acquired tangible assets, consisting of land, building and improvements, furniture, fixtures and equipment, and identified lease intangibles, consisting of in-place leases, tenant relationships, deferred leasing costs, and above-market and below-market leases. Acquisition costs are expensed as incurred.

The value of acquired land, buildings and improvements is estimated by formal appraisals, observed comparable sales transactions and information gathered during pre-acquisition due diligence activities. The valuation approach considers the value of the property as if it were vacant. The values of furniture, fixtures and equipment are estimated by calculating their replacement cost and reducing that value by factors based upon estimates of their remaining useful lives.

The value allocated to acquired lease intangibles is based on management's evaluation of the specific characteristics of each tenant's lease. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant's credit quality, among other factors.

The value allocable to the above-market or below-market component of an acquired in-place lease is determined based upon the present value, using a market discount rate, of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of rents that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above or below-market leases are amortized on a straight-line basis as an increase or reduction to rental income over the remaining non-cancelable term of the respective leases. Amortization of above and below-market rents resulted in a net increase in rental income of $126,553 for the year ended December 31, 2016. The Company did not have any above or below market leases for the year ended December 31, 2015.

The value of in-place leases and deferred leasing costs are amortized to expense over the remaining term of the respective leases, which range from less than a year to seventeen years. The amount allocated to acquire in-place leases is determined by calculating the estimated time to fill a hypothetically empty apartment complex to its stabilization level based on historical observed move-in rates for each property. The intangible assets are calculated by estimating the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The amount allocated to deferred leasing costs is determined by what

the Company would have paid to a third party to secure a new tenant reduced by the expired term of the respective lease. The value of tenant relationships is amortized over the remaining initial lease term and expected renewals, which is thirty seven years. The amount allocated to tenant relationships is the benefit resulting from the likelihood of a tenant renewing its lease. Acquired intangible assets generally have no residual value. Amortization expense related to these assets was $6,541,431 and $8,037,122 for years ended December 31, 2016 and 2015, respectively.

Real estate assets, including land, building, improvements, and furniture, fixtures and equipment are stated at historical cost less accumulated depreciation. Costs associated with the development and improvement of the Company's real estate assets are capitalized as incurred. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. The Company records depreciation expense using the straight-line method over the useful lives of the respective assets. The cost of buildings are depreciated over estimated useful lives of up to 51 years, the costs of improvements are depreciated over the estimated useful life of up to 12 years, and the cost of furniture, fixtures and equipment are depreciated over 4 to 17 years. Depreciation expense for the years ended December 31, 2016 and 2015 was $53,102,382 and $48,851,394, respectively, and is included in depreciation and amortization expense in the accompanying combined consolidated statements of operations.

d. ***Impairment of Real Estate***
The Company reviews the carrying value of its real estate assets and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such reviews indicate that the asset may be impaired, given that the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying amount is written down to its fair value. Estimating future cash flows and fair values is highly subjective and such estimates could differ materially from actual results. For the years ended December 31, 2016 and 2015, the Company did not record any impairment charges related to real estate assets.

e. ***Assets Held for Sale and Discontinued Operations***
The Company classifies certain real estate assets as held for sale on the combined consolidated balance sheets once the criteria, as defined by GAAP, have been met. Real estate assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell and are no longer depreciated. The Company reports discontinued operations when the disposal of real estate assets represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. No disposal met the definition of discontinued operations as of December 31, 2016 and 2015.

f. ***Environmental Matters***
Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. The Company recognizes a liability for environmental matters if it is probable a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2016 and 2015, the Company is not aware of any environmental matters that would have an impact on the combined consolidated financial statements.

g. ***Fair Value Measurements***
In accordance with FASB ASC 820, "*Fair Value Measurement and Disclosures*," fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, in the principal or most advantageous market considering the highest and best use of an asset or nonperformance risk related to a liability, at the measurement date. The Company uses the most observable inputs that are available to measure fair value. Observable inputs are inputs that the

market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's views about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

- Level 1 - quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities;
- Level 2 - observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and
- Level 3 - unobservable inputs that are used when little or no market data is available.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counterparty credit risk, where applicable, in the Company's assessment of fair value.

The Company carries its mortgages payable, debt related to consolidated VIE, and senior secured term loan at cost, net of unamortized discount, deferred financing costs, and associated amortization, on the accompanying combined consolidated balance sheets. The fair values of the Company's mortgages payable are estimated using a discounted cash flow analysis based upon indications of market pricing for similar types of instruments with the same remaining maturities and other valuation techniques as appropriate. Although the Company has determined that the majority of inputs used to value its debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its debt utilize Level 3 inputs, such as estimates of current credit spreads. The fair value of debt related to consolidated VIE is calculated using a yield analysis, the key unobservable input being the market yield, and is considered a level 3 measurement. The fair value of senior secured term loans is calculated using an enterprise value waterfall, the key unobservable input being fair value of the underlying collateral, and is considered a level 3 measurement. Accordingly, mortgages payable, debt related to consolidated VIE, and the senior secured term loan have been classified as Level 3 fair value measurements. Management estimates the fair values of the mortgages payable, debt related to consolidated VIE, and senior secured term loan, were $1,218,418,641, $212,909,545, and $625,485,383, respectively, as of December 31, 2016. Management estimates the fair values of the mortgages payable and senior secured term loan were $927,738,173 and $577,788,610, respectively, as of December 31, 2015. Additionally, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, due to/due from affiliates and accounts payable approximate their fair values. See Note 9 for additional disclosure around the Company's fair value measurements of the unsecured consumer loan portfolio and revolving credit facilities.

h. ***Fair Value of Financial Instruments***

Pursuant to ASC 825, "*Financial Instruments*" ("ASC 825"), which provides entities with an option to report selected financial assets and liabilities at fair value, the Company has made an election to measure the unsecured consumer loans and revolving credit facilities at fair value. We elected to use the fair value option to align the measurement attributes of both our assets and liabilities while mitigating volatility in earnings from using different measurement attributes. Under this election, unsecured consumer loans charged off, recoveries and net increase or decrease in unrealized appreciation (depreciation) of the unsecured consumer loans and revolving credit facilities are recorded as fair value adjustments on the combined consolidated statements of operations.

i. ***Revenue Recognition***
Rental revenues from residential and self-storage tenants are recognized on a contractual basis, as lease periods for residential and self-storage tenants are short-term in nature. The Company recognized reimbursement for utilities and other expenses recoveries as other revenue when earned. Rental revenues from industrial and commercial tenants are recognized on a straight-line basis over the term of the lease. The industrial and commercial leases contain rental increases at specified intervals. The Company records as an asset, and includes in rental revenues, deferred rent receivable that will be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Deferred rent receivable in the accompanying combined consolidated balance sheets includes the cumulative difference between rental revenue recorded on a straight-line basis and rents received from the tenants in accordance with the respective lease terms.

Minimum future rental receipts under the noncancelable portion of commercial and industrial tenant leases, assuming no new or re-negotiated leases, for the next five years is $1,033,808 per year.

Interest Income is recognized on an accrual basis, in accordance with the terms of the loan agreement, to the extent that such amounts are expected to be collected. Generally, the unsecured consumer loans are placed on non-accrual status if the loan is greater than 60 days contractually delinquent or charged off, at which point the interest receivable amount is reversed against the interest income on the combined consolidated statements of operations.

j. ***Cash and Cash Equivalents***
The Company considers all highly liquid instruments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents includes funds deposited with financial institutions and short-term, highly liquid overnight investment in money market funds. As of December 31, 2016 and 2015, $48,496 and $602 of the cash and cash equivalents, respectively, disclosed on the combined consolidated balance sheets represents investments in money market funds.

k. ***Restricted Cash***
Restricted cash consists of cash escrowed under the operating agreements and mortgage agreements for debt service, real estate taxes, property insurance, and capital improvements and other restricted deposits. In addition, restricted cash includes funds deposited with Capital One, Bank of New York Mellon and U.S. Bank National Association ("US Bank") and NBT in relation to the revolving credit facilities outlined in Note 11. As of December 31, 2016 and 2015, $25,091,496 and $5,926,473 of the restricted cash, respectively, disclosed on the combined consolidated balance sheets represents investments in money market funds.

l. ***Due from Avant, Inc., LendingClub Corporation and Prosper Funding LLC***
Avant, LendingClub and Prosper are third party online marketplace lending platforms for unsecured consumer loans. The Due from Avant, Inc. balance represents amounts owed to the Company related to reimbursements of bank fees and other miscellaneous credits. The Due from LendingClub Corporation and Due from Prosper Funding LLC balance disclosed on the combined consolidated balance sheets represents cash deposited at LendingClub and Prosper, respectively, for purchasing unsecured consumer loans. As of December 31, 2016, $782,775 of the Due from LendingClub Corporation relates to cash on deposit that is committed to unsecured consumer loans that are in the process of being purchased. As of December 31, 2015, $17,004,950 and $2,959,654 of the Due from LendingClub Corporation and Due from Prosper Funding LLC, respectively, relates to cash on deposit that is committed to unsecured consumer loans that are in the process of being purchased.

m. ***Unsecured Consumer Loans***
Unsecured consumer loans consist of individual loans purchased from the third party online marketplace lending platforms under terms of the Company's agreement with these respective platforms, who are sellers of the unsecured consumer loans and who continue to service the unsecured consumer loans. Unsecured consumer loans made through the third party online marketplace lending platforms are issued by WebBank, an FDIC-insured, Utah chartered industrial bank, except for loans issued by NBT. After funding a loan, WebBank sells the loan to the third party online marketplace lending platform, without recourse, in exchange for the principal amount of the loan. Loans issued by NBT are purchased by the Company as part of a loan purchase and sale agreement between ACL PS, NBT, and Springstone. All loans purchased are unsecured obligations of individual borrowers with a fixed interest rate and loan terms set between 12 to 84 months. Unsecured consumer loans are recorded on the date the loan is purchased by the Company, which is generally two days after origination. Unsecured consumer loans are charged off in the month in which the loan becomes greater than 120 days contractually delinquent or in the month in which the borrower has entered bankruptcy, at which point the outstanding principal amount is written off against the principal of the unsecured consumer loans on the combined consolidated balance sheets which results in a fair value adjustment on the combined consolidated statements of operations. Recoveries on charged off loans and sales of charged off loans to third parties are recorded as received, net of fees.

n. ***Allowance for Doubtful Accounts***
The Company continuously monitors collections from its tenants and recognizes an allowance for uncollectible accounts based on a specific tenant collection issues that the Company has identified. When management has determined that receivables are uncollectible, they are written off against the allowance for doubtful accounts.

o. ***Asset Management and Management Services***
Management fee expenses are recognized when incurred in accordance with the terms of each respective management agreement.

p. ***Debt Issuance Costs***
The Company defers costs incurred in connection with obtaining financing and amortizes the costs using the straight-line method, which approximates the effective interest rate method, over the terms of the related debt as a component of interest expense. For the year ending December 31, 2016, we have changed our method of presentation relating to deferred financing costs in accordance with Accounting Standards Update ("ASU") 2015-03, *Interest - Imputation of Interest* (Subtopic 835-30). Prior to January 1, 2016, our policy was to present deferred financing costs as an asset on the combined consolidated balance sheets, net of accumulated amortization. We have presented these costs as a direct deduction to our mortgages payable, mortgages payable related to real estate assets held for sale, debt related to consolidated VIE, and senior secured term loans in the accompanying combined consolidated balance sheets. Unamortized debt issuance costs of $6,509,207 and $1,574,417 previously reported as an asset on the combined consolidated balance sheet for the year ended December 31, 2015 have been reclassified as a direct deduction to mortgages payable, debt related to consolidated VIE, and senior secured term loans, respectively. At December 31, 2016 and 2015, the Company had net debt issuance costs of $14,667,442 and $8,083,624, respectively. Amortization of debt issuance costs of $3,906,014 and $924,339 are included in interest expense in the combined consolidated statements of operations for the years ended December 31, 2016 and 2015, respectively.

q. ***Non-controlling Interests***
Non-controlling interests are comprised of the Company's joint venture partners' interests in the joint ventures in real estate properties that the Company consolidates. The Company reports its joint venture partners' interests in its consolidated real estate joint ventures and other subsidiary interests held by third

parties as non-controlling interests. The Company records these non-controlling interests at their initial fair value, adjusting the basis prospectively for their share of the respective consolidated investments' net income or loss and equity contributions and distributions. These non-controlling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are generally allocated pro rata based on the respective ownership percentages until the venture reaches certain performance measures, at which time the other venture party will be entitled to preferred distributions (profit interests). No performance measures have been met as of December 31, 2016 and 2015.

r. ***Income Taxes***

The Company elected to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year 2013, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code). The Company believes it operates in such a manner as to qualify for treatment as a REIT for federal income tax purposes. Accordingly, the Company generally will not be subject to federal income tax, provided that distributions to its stockholders equal at least the amount of its taxable income. A REIT is subject to a number of organizational and operational requirements, including, among others, a requirement that it currently distributes at least 90% of its taxable income to stockholders, subject to certain adjustments. If the Company fails to qualify as a REIT in any taxable year without the benefit of certain relief provisions, it will be subject to federal and state income taxes on its taxable income at regular corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state or local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income. In addition, taxable income from non-REIT activities managed through the Company's taxable REIT subsidiaries ("TRS") will be fully subject to Federal, state and local income taxes.

The Company accounts for TRS income taxes under the liability method as required by ASC Topic 740, "Income Taxes." Under the liability method, deferred income taxes are recognized for the temporary differences between the GAAP basis and tax basis of the TRS income, assets and liabilities. For the years ended December 31, 2016 and 2015, several of the subsidiaries were considered taxable corporations for U.S. federal income tax purposes. The taxable U.S. corporate subsidiaries are subject to corporate level U.S. federal, state and local income tax on their net taxable income.

s. ***Concentration of Credit Risk***

In the normal course of its business, the Company encounters credit risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, principal and interest outstanding on unsecured consumer loans, amounts deposited with LendingClub and Prosper and amounts due from Avant. Credit risk represents the risk that we would incur if the counterparties failed to perform pursuant to the terms of their agreements with us.

t. ***Servicing, Collection and Upfront Fees***

The Company incurs a monthly servicing fee for each outstanding unsecured consumer loan, which is payable to the third party online marketplace lending platforms for managing payments from borrowers and maintaining loan account portfolios. The Company incurs collection fees on amounts recovered from delinquent loans, which is payable to the third party online marketplace lending platforms. The Company incurs an upfront fee on unsecured consumer loans purchased from Avant. All servicing, collection and upfront fees are expensed as incurred.

3. Recent Real Estate Transactions

During 2016 and 2015, the Company acquired the following properties:

- On December 7, 2016, the Company, together with a joint venture partner, acquired a multi-family property located in Franklin, Massachusetts for an aggregate purchase price of $64,750,000 exclusive of acquisition

and closing costs. For the purchase of this property, the joint venture obtained bank financing of $51,800,000. On the date of acquisition, the fair value of the non-controlling interest in the joint venture was $2,298,750.

- On September 28, 2016, the Company, together with a joint venture partner, acquired eight student housing properties located at Division I universities in five states around the country for an aggregate purchase price of $250,000,000 exclusive of acquisition and closing costs. For the purchase of these properties, the joint venture obtained bank financing of $189,047,521. On the date of acquisition, the fair value of the non-controlling interest in the joint venture was $25,816,538.
- On November 5, 2015, the Company, together with a joint venture partner, acquired a multi-family property located in Aurora, Illinois for an aggregate purchase price of $34,500,000 exclusive of acquisition and closing costs. For the purchase of this property, the joint venture obtained bank financing of $26,450,000. On the date of acquisition, the fair value of the non-controlling interest in the joint venture was $2,254,325.
- On January 16, 2015, the Company, together with a joint venture partner, acquired a total of five self-storage properties located throughout Michigan for an aggregate purchase price of $26,405,000 exclusive of acquisition and closing costs. For the purchases of these properties, the joint ventures assumed mortgages payable of $12,602,057. On the date of acquisition, the fair value of the non-controlling interest in the joint venture was $2,444,775.

The below listed properties have been accounted for as business combinations upon acquisition. The purchase prices were allocated to the acquired assets and liabilities based on their estimated fair values at the date of acquisition. The Company allocated the purchase price of the properties acquired during 2016 and 2015 as follows:

Property	Land	Building	Improvements	FF&E	Lease Intangibles[1]	Total Purchase Price
2016 Acquisitions:						
Union Place	$ 3,088,568	$ 56,490,906	$ 1,982,661	$ 2,391,149	$ 796,716	$ 64,750,000
Sterling Crimson	6,048,111	41,376,757	1,427,454	1,523,260	3,120,057	53,495,639
Hawks Ridge	3,840,070	25,920,474	796,544	1,082,156	2,467,245	34,106,489
Islander Village	706,433	11,026,080	579,008	489,252	830,536	13,631,309
Campus Quarters	1,152,021	14,496,265	1,010,067	690,541	1,056,019	18,404,913
District on Luther	4,074,120	28,615,840	2,539,865	1,741,491	4,888,944	41,860,260
West 22	8,256,151	40,800,746	3,533,815	1,511,188	3,523,264	57,625,164
Legacy	864,016	4,800,088	486,732	798,159	1,046,419	7,995,414
University Crossing	3,264,060	15,264,279	1,220,056	1,241,183	1,891,234	22,880,812
Total 2016:	**$ 31,293,550**	**$ 238,791,435**	**$ 13,576,202**	**$ 11,468,379**	**$ 19,620,434**	**$ 314,750,000**
2015 Acquisitions:						
Orchard Village	$ 4,735,011	$ 26,798,146	$ 1,611,919	$ 654,842	$ 700,082	$ 34,500,000
Okemos	641,027	5,859,385	250,401	—	741,187	7,492,000
Lansing West	215,065	1,331,353	61,447	—	133,135	1,741,000
Novi	580,043	5,400,403	70,005	—	650,049	6,700,500
Lake Orion	967,075	5,195,459	113,168	—	689,298	6,965,000
Ypsilanti	574,341	2,569,418	100,761	—	261,980	3,506,500
Total 2015:	**$ 7,712,562**	**$ 47,154,164**	**$ 2,207,701**	**$ 654,842**	**$ 3,175,731**	**$ 60,905,000**

(1) Lease intangibles include intangible assets and liabilities related to above and below market rents, net.

The weighted average amortization period of acquired in-place leases, above-market leases, and below-market leases was approximately 10 months and 6 months for the years ended and December 31, 2016 and 2015, respectively.

On October 28, 2016, the Company sold the Abbington property to an unaffiliated third party for a gross sales price of $37,000,000. The Company recognized a gain of $16,698,046 in connection with the sale. On November 17, 2016, the Company made a return of capital equity distribution to NPH in the amount of $9,629,010. In addition, the Company paid off a portion of the affiliate senior secured term loan to PSEC in the amount of $6,400,140.

On December 30, 2015, the Company sold the Vista Palma Sola property to an unaffiliated third party for a gross sales price of $43,000,000. The Company recognized a gain of $18,594,671 in connection with the sale. On December 31, 2015, the Company made a distribution in the form of a dividend to PSEC in the amount of $11,015,824. In addition, the Company paid off a portion of the affiliate senior secured term loan to PSEC in the amount of $9,000,000.

On November 8, 2015, the Island Club property experienced severe flooding caused by heavy rainfall in the area, which damaged 41 of the 204 units, as well as the pool area and clubhouse. In addition, on July 5, 2016, the property experienced a fire in the maintenance shop. The costs basis of the destroyed and damaged assets from the flood and the fire amount to $880,397. The Company received $1,055,949 of insurance proceeds resulting in a gain on involuntary conversion of $175,552, which is recorded as other income on the combined consolidated statements of operations for the year ended December 31, 2016. The Company restored the damaged units and rebuilt the maintenance shop in 2016. The costs were capitalized as a part of building and improvements on the combined consolidated balance sheets. In addition, the Company submitted a claim for loss of rental revenue resulting from the involuntary conversion. As of December 31, 2016, the claim was still under review by the insurance company. The Company expects to receive proceeds relating to this claim in 2017.

4. Real Estate Assets

The Company's ownership interests in real estate properties range from 64% to 100% via either direct ownership or ownership of a property owning entity. Through its ownership interests, the Company controls and therefore consolidates the properties and property owning entities. The interest owned by the other joint venture partner is reflected as non-controlling interest in these combined consolidated financial statements.

The Company's real estate assets consisted of the following as of December 31, 2016 and 2015:

Property	Acquisition Date	Ownership Percentage	Asset Type	Location	Real Estate Assets, Net of Accumulated Depreciation 2016	2015
Filet of Chicken	10/24/2012	100.0%	Industrial	Forest Park, GA	$ 5,096,368	$ 5,300,917
Abbington	12/28/2012	92.7%	Multi-Family	Marietta, GA	—	20,449,327
Amberly	1/17/2013	97.7%	Multi-Family	Tampa, FL	54,460,459	56,454,122
Lofton Place	4/30/2013	93.2%	Multi-Family	Tampa, FL	22,654,564	23,307,969
Arlington Park	5/8/2013	93.3%	Multi-Family	Marietta, GA	12,946,302	13,419,677
The Resort	6/24/2013	95.0%	Multi-Family	Pembroke Pines, FL	212,081,221	216,438,632
Bexley	11/1/2013	94.0%	Multi-Family	Marietta, GA	25,938,275	27,106,247
Cordova Regency	11/15/2013	99.3%	Multi-Family	Pensacola, FL	12,208,727	12,557,115
Crestview at Oakleigh	11/15/2013	99.3%	Multi-Family	Pensacola, FL	15,731,239	16,263,161
Inverness Lakes	11/15/2013	99.3%	Multi-Family	Mobile, AL	25,872,217	26,712,146
Kings Mill	11/15/2013	99.3%	Multi-Family	Pensacola, FL	18,334,194	19,024,408
Plantations at Pine Lake	11/15/2013	99.3%	Multi-Family	Tallahassee, FL	16,003,576	16,436,386
Verandas at Rocky Ridge	11/15/2013	99.3%	Multi-Family	Vestavia Hills, AL	13,476,823	14,068,885
Matthews Reserve	11/19/2013	90.0%	Multi-Family	Matthews, NC	19,964,498	20,330,075
City West	11/19/2013	90.0%	Multi-Family	Orlando, FL	20,629,783	21,453,510
Vinings Corner	11/19/2013	90.0%	Multi-Family	Smyrna, GA	31,977,619	32,956,073
Central Park	11/19/2013	90.0%	Multi-Family	Altamonte Springs, FL	32,831,665	33,826,400
Mission Gate	11/19/2013	90.0%	Multi-Family	Plano, TX	43,496,256	44,076,966
St. Marin	11/19/2013	90.0%	Multi-Family	Coppell, TX	66,828,052	68,450,994

Property	Acquisition Date	Ownership Percentage	Asset Type	Location	Real Estate Assets, Net of Accumulated Depreciation 2016	2015
Eastwood Village	12/12/2013	92.6%	Multi-Family	Stockbridge, GA	22,885,639	23,618,392
Monterey Village	12/12/2013	92.6%	Multi-Family	Jonesboro, GA	10,228,950	10,583,368
Hidden Creek	12/12/2013	92.6%	Multi-Family	Morrow, GA	4,276,588	4,596,627
Meadow Springs	12/12/2013	92.6%	Multi-Family	College Park, GA	11,289,629	11,738,926
Meadow View	12/12/2013	92.6%	Multi-Family	College Park, GA	12,327,181	12,720,844
Peachtree Landing	12/12/2013	92.6%	Multi-Family	Fairburn, GA	15,050,087	15,534,237
Indigo	12/31/2013	93.0%	Multi-Family	Jacksonville, FL	33,286,983	34,403,257
Plantations at Hillcrest	1/17/2014	99.3%	Multi-Family	Mobile, AL	6,437,384	6,572,025
Crestview at Cordova	1/17/2014	99.3%	Multi-Family	Pensacola, FL	7,456,426	7,760,286
Island Club	1/31/2014	93.0%	Multi-Family	Atlantic Beach, FL	11,490,530	11,750,038
Taco Bell, OK	6/4/2014	100.0%	Commercial	Yukon, OK	1,414,204	1,473,127
Taco Bell, MO	6/4/2014	100.0%	Commercial	Marshall, MO	1,150,819	1,201,355
Chesterfield	8/19/2014	85.0%	Self-Storage	Chesterfield, MI	4,997,172	5,173,564
Wyoming	8/19/2014	85.0%	Self-Storage	Wyoming, MI	4,300,083	4,429,971
Grand Rapids	8/19/2014	85.0%	Self-Storage	Grand Rapids, MI	6,311,002	6,530,950
Westland	8/28/2014	85.0%	Self-Storage	Westland, MI	4,208,322	4,238,958
State Street	8/28/2014	85.0%	Self-Storage	Ann Arbor, MI	3,812,414	3,911,412
Jackson	8/28/2014	85.0%	Self-Storage	Ann Arbor, MI	7,736,625	7,976,534
Kalamazoo	8/28/2014	85.0%	Self-Storage	Kalamazoo, MI	2,120,045	2,172,399
Canterbury	9/29/2014	92.5%	Multi-Family	Fort Wayne, IN	73,497,490	78,074,671
Abbie Lakes	9/30/2014	72.7%	Multi-Family	Canal Winchester, OH	12,428,735	12,485,569
Brooksedge	9/30/2014	72.7%	Multi-Family	Reynoldsburg, OH	11,233,895	11,964,651
Reserve at Abbie Lakes	9/30/2014	72.7%	Multi-Family	Canal Winchester, OH	25,638,673	27,009,215
Lakes Edge	9/30/2014	72.7%	Multi-Family	Pickerington, OH	10,260,161	11,314,103
Sunbury Ridge	9/30/2014	72.7%	Multi-Family	Columbus OH	12,963,284	14,019,359
Stonebridge	9/30/2014	72.7%	Multi-Family	Blacklick, OH	17,466,236	18,679,438
Jefferson Chase	9/30/2014	72.7%	Multi-Family	Blacklick, OH	13,715,354	14,689,390
Lake Ridge	10/29/2014	72.7%	Multi-Family	Hilliard, OH	7,700,911	8,553,816
Okemos	1/16/2015	85.0%	Self-Storage	Okemos, MI	6,318,497	6,555,358
Lansing West	1/16/2015	85.0%	Self-Storage	Lansing West, MI	1,515,228	1,568,456
Novi	1/16/2015	85.0%	Self-Storage	Novi, MI	5,820,712	5,911,332
Lake Orion	1/16/2015	85.0%	Self-Storage	Lake Orion, MI	6,000,438	6,135,765
Ypsilanti	1/16/2015	85.0%	Self-Storage	Ypsilanti, MI	3,106,308	3,195,164
Orchard Village	11/5/2015	80.0%	Multi-Family	Aurora, IL	33,334,381	33,721,843
Sterling Crimson	9/28/2016	64.2%	Student Housing	Tuscaloosa, AL	50,039,115	—
Hawks Ridge	9/28/2016	64.2%	Student Housing	Iowa City, IA	31,393,944	—
Islander Village	9/28/2016	64.2%	Student Housing	Corpus Christi, TX	12,735,013	—
Campus Quarters	9/28/2016	64.2%	Student Housing	Corpus Christi, TX	17,226,595	—
District on Luther	9/28/2016	64.2%	Student Housing	College Station, TX	36,680,313	—
West 22	9/28/2016	64.2%	Student Housing	Kennesaw, GA	53,725,369	—
Legacy	9/28/2016	64.2%	Student Housing	Statesboro, GA	6,917,923	—
University Crossing	9/28/2016	64.2%	Student Housing	Manhattan, KS	20,805,094	—
Union Place	12/7/2016	85.0%	Multi-Family	Franklin, MA	63,815,909	—
Total net real estate assets					**$ 1,355,651,499**	**$ 1,118,897,410**

5. **Lease Intangibles**
Lease intangibles consist of the following:

	As of December 31, 2016			As of December 31, 2015		
	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net
In-place leases	$ 47,182,020	$ (32,346,147)	$ 14,835,873	$ 33,554,487	$ (32,264,510)	$ 1,289,977
Above-market leases	106,002	(31,801)	74,201	—	—	—
Below-market leases	(527,848)	158,354	(369,494)	—	—	—
Tenant relationships	239,208	(26,817)	212,391	$ 239,208	$ (20,381)	218,827
Deferred leasing costs	635,325	(141,609)	493,716	635,325	(102,999)	532,326
Total	**$ 47,634,707**	**$ (32,388,020)**	**$ 15,246,687**	**$ 34,429,020**	**$ (32,387,890)**	**$ 2,041,130**

Future amortization expense for the Company's lease intangibles is as follows: $13,980,481 (2017), $95,686 (2018), $95,686 (2019), $95,686 (2020), $95,686 (2021), and $883,462 (thereafter).

6. **Real Estate Assets Held for Sale**
As of December 31, 2016, the real estate assets held by the Bexley property met the criteria to be classified as held for sale. The Company entered into a purchase and sale agreement with an unrelated third party on November 23, 2016, which was subsequently amended on December 7, 2016. The sale closed on January 18, 2017. The gain in connection with the sale was $28,576,947.

Below is a summary of the major classes of real estate assets classified as held for sale:

Real Estate Assets Held for Sale	December 31, 2016	December 31, 2015
Land	$ 3,718,768	$ —
Building and improvements	25,196,210	—
Furniture, fixtures, and equipment	1,276,097	—
Less: accumulated depreciation	(4,252,800)	—
Total net real estate assets held for sale	**$ 25,938,275**	**$ —**

7. **Common Control Merger**
Effective May 23, 2016, the Company completed the Merger with the Affiliated REITs, with the Company continuing as the surviving corporation. The Affiliated REITs held an investment portfolio of real estate assets owned directly or through joint ventures. Substantially all of the Affiliated REITs revenues are derived from real estate operations. As the Company and the Affiliated REIT's were under common control at the time of the Merger, the results of operations have been combined from the date common control began.

Separate results for the Company, APRC and UPRC for the twelve months ended December 31, 2016 and 2015 are as follows:

	For the Year Ended December 31, 2016			
	NPRC	APRC	UPRC	Total
Total revenues	$ 299,389,681	11,651,730	20,432,406	$ 331,473,817
Total costs and expenses	146,097,097	9,676,778	18,778,490	174,552,365
Total other (expense) income, net	(234,379,938)	(5,600,462)	(7,536,631)	(247,517,031)
Net loss before income tax	(81,087,354)	(3,625,510)	(5,882,715)	(90,595,579)
Income tax expense	(14,757)	—	—	(14,757)
Net loss	**$ (81,102,111)**	**(3,625,510)**	**(5,882,715)**	**$ (90,610,336)**

	For the Year Ended December 31, 2015			
	NPRC	APRC	UPRC	Total
Total revenues	$ 154,207,660	35,754,004	49,021,646	$ 238,983,310
Total costs and expenses	71,813,880	30,498,945	50,659,434	152,972,259
Total other (expense) income, net	(116,829,845)	(1,734,797)	(18,838,752)	(137,403,394)
Net (loss) income before income tax	(34,436,065)	3,520,262	(20,476,540)	(51,392,343)
Income tax expense	(165,349)	—	—	(165,349)
Net (loss) income	**$ (34,601,414)**	**3,520,262**	**(20,476,540)**	**$ (51,557,692)**

8. Unsecured Consumer Loans

The Company purchased $580,599,910 and $610,884,157 aggregate principal of unsecured consumer loans from Avant, LendingClub, and Prosper for the year ended December 31, 2016 and 2015 respectively. The Company's portfolio of unsecured consumer loans consists of a large number of small balance homogeneous loans. As of December 31, 2016, the portfolio consisted of 113,282 loans having an average outstanding principal of $7,033 and individual balances of $50,000 or less. As of December 31, 2016, the unsecured consumer loans were issued with stated interest rates ranging from 4.0% to 36.0% with a weighted average rate of 23.4% based on outstanding principal of the unsecured consumer loans. As of December 31, 2015, the portfolio consisted of 72,132 loans having an average outstanding principal of $8,603 and individual balances of $50,000 or less. As of December 31, 2015, the unsecured consumer loans were issued with stated interest rates ranging from 4.0% to 36.0% with a weighted average rate of 20.4% based on outstanding principal of the unsecured consumer loans.

The ability of the borrowers of the unsecured consumer loans to repay the Company are affected by their continuing financial stability. The credit risk of the unsecured consumer loans is considered to be higher than for secured loans.

The third party online marketplace lending platforms classify the unsecured consumer loans into separately identified pools by rating ("Rating") which is based on the associated proprietary risk or associated interest rate of the unsecured consumer loan. Each unsecured consumer loan is assigned a Rating. The Rating is a letter that indicates the expected level of risk associated with the loan. Each letter grade corresponds to an estimated average annualized loss rate range as of the time the Rating is given. The estimated annual loss rate for each loan is based primarily on a proprietary custom risk model developed by each of the third party online marketplace lending platforms using their respective historical data, borrower specific factors and Fair Isaac Corporation score ("FICO score") obtained from a credit reporting agency. As part of the Rating determination, the third party online

marketplace lending platforms also consider borrower specific factors such as, but not limited to, credit related inquiries in the last six months and debt-to-income ratio.

As Ratings are not consistent between third party online marketplace lending platforms, the Company stratifies the unsecured consumer loans into separately identified pools based on the FICO score obtained from a credit reporting agency and as provided by each online marketplace lending platform at origination. The stratified pools are super prime, prime and near prime. The Company defines super prime loans as loans to borrowers with a FICO score of 720 or greater, prime loans as loans to borrowers with a FICO score of between 660 and 719 and near prime loans as loans to borrowers with a FICO of 659 or less.

The following table summarizes the unsecured consumer loans held as of December 31, 2016:

	Outstanding Principal	Fair Value	Interest Rate Range	Weighted Average Interest Rate*
Super Prime	$ 54,946,564	$ 53,641,384	4.0% - 34.0%	11.7%
Prime	156,404,965	149,536,540	5.3% - 36.0%	15.4%
Near Prime	585,331,147	556,411,497	6.0% - 36.0%	26.7%
Total Loans	**$ 796,682,676**	**$ 759,589,421**		**23.4%**

The following table summarizes the unsecured consumer loans held as of December 31, 2015:

	Outstanding Principal	Fair Value	Interest Rate Range	Weighted Average Interest Rate*
Super Prime	$ 71,553,875	$ 71,597,378	4.0% - 36.0%	11.6%
Prime	192,299,176	191,872,197	5.3% - 36.0%	14.7%
Near Prime	356,683,209	347,905,119	6.0% - 36.0%	25.2%
Total Loans	**$ 620,536,260**	**$ 611,374,694**		**20.4%**

** Based on outstanding principal of the unsecured consumer loans.*

The following table summarizes the delinquency status of the unsecured consumer loans:

	As of December 31, 2016:		As of December 31, 2015:	
Delinquency Status	Outstanding Principal	Fair Value	Outstanding Principal	Fair Value
Current	$ 732,441,199	$ 728,328,320	$ 588,671,413	$ 587,670,646
1 - 30 days	28,801,716	23,898,297	17,433,987	16,937,127
31 - 60 days	13,269,119	4,125,694	5,977,670	3,684,124
61 - 90 days	11,856,214	2,121,720	4,594,417	1,955,013
91 - 120 days	10,314,428	1,115,390	3,858,773	1,127,784
Total Loans	**$ 796,682,676**	**$ 759,589,421**	**$ 620,536,260**	**$ 611,374,694**

9. Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the price that we would receive upon selling an asset or pay to transfer a liability in an orderly transaction to an independent buyer in the principal or most advantageous market in which that financial instrument is transacted.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment

of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Unsecured Consumer Loans and Revolving Credit Facilities at Fair Value

All of our financial instruments measured at fair value on a recurring basis were classified as Level 3 as of December 31, 2016 and 2015. We did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2016 and 2015. Transfers between levels, should they occur, will be recognized at the beginning of the quarter during which the asset or liability was transferred.

The unsecured consumer loans and revolving credit facilities do not trade in an active market with readily observable prices. For the unsecured consumer loans, fair value is estimated by using a discounted cash flow methodology based upon significant unobservable inputs, such as loss adjusted discount rates and projected loss rates. The loss adjusted discount rates are used to discount the estimated future cash flows expected to be received from the underlying unsecured consumer loans, which includes both future principal and interest payments. The projected loss rates are based on the perceived credit risk inherent in each Rating of the unsecured loan portfolio. For the revolving credit facilities, fair value is estimated using a yield analysis methodology based upon significant unobservable inputs, such as market yield. Significant increases or decreases in the unobservable inputs, such as loss adjusted discount rates, projected loss rates or market yield would result in a decrease or increase, respectively, in the fair value measurement.

The following table shows the fair value of our unsecured consumer loans and revolving credit facilities disaggregated into the three levels of the ASC 820, *Fair Value Measurement* ("ASC 820") valuation hierarchy as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Unsecured Consumer Loans	$ —	$ —	$ 759,589,421	$ 759,589,421
Liabilities				
Revolving Credit Facilities	$ —		$ 217,579,369	$ 217,579,369

The following table shows the fair value of our unsecured consumer loans and revolving credit facilities disaggregated into the three levels of the ASC 820 valuation hierarchy as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets				
Unsecured Consumer Loans	$ —	$ —	$ 611,374,694	$ 611,374,694
Liabilities				
Revolving Credit Facilities	$ —	$ —	$ 349,574,835	$ 349,574,835

Refer to Note 8 for details of the unsecured consumer loans.

The following table shows the aggregate changes in the fair value of our Level 3 unsecured consumer loans during the years ended December 31, 2016 and 2015.

		Unsecured Consumer Loans
Fair Value at December 31, 2014		**$ 179,639,250**
Purchases		610,884,157
Principal payments and proceeds from recoveries and sales of charged off loans		(155,097,557)
Carrying value before fair value adjustments		**635,425,850**
Fair value adjustments:		
Net increase in unrealized depreciation	(8,968,610)	
Charge offs	(15,886,319)	
Recoveries	803,773	
Fair value adjustments		**(24,051,156)**
Fair Value at December 31, 2015		**611,374,694**
Purchases		580,599,910
Principal payments and proceeds from recoveries and sales of charged off loans		(333,905,995)
Carrying value before fair value adjustments		**858,068,609**
Fair value adjustments:		
Net increase in unrealized depreciation	(27,931,689)	
Charge offs	(76,016,836)	
Recoveries	5,469,337	
Fair value adjustments		**(98,479,188)**
Fair Value at December 31, 2016		**$ 759,589,421**

For the year ended December 31, 2016, the net increase in unrealized depreciation on the unsecured consumer loans was $(36,144,978) for unsecured consumer loans still held as of December 31, 2016. For the year ended December 31, 2015, the net increase in unrealized depreciation on the unsecured consumer loans was $(9,411,004) for unsecured consumer loans still held as of December 31, 2015.

The net increase in unrealized deprecation of $(27,931,689) and $(8,968,610), for the years ended December 31, 2016 and 2015, respectively, which is part of the fair value adjustments included in net loss on the combined consolidated statements of operations is attributable to instrument-specific changes in estimated future credit losses (i.e. default losses). Pools of unsecured consumer loans, based on purchase month and Rating, that are projected to have higher future default losses than previously estimated have lower expected future cash flows over the remaining life, which reduces the estimated fair value. Conversely, the pools of unsecured consumer loans that are projected to have lower future default losses than previously estimated have higher expected future cash flows over the remaining life, which increases the estimated fair value. Changes in the unobservable inputs, such as loss adjusted discount rates and projected loss rates, may have a significant impact on the fair value of unsecured consumer loans. These unobservable inputs will (in isolation) have a directionally opposite impact on the fair value of unsecured consumer loans for a given change in that input.

The following table shows the aggregate changes in the fair value of our Level 3 revolving credit facilities during the year ended December 31, 2016 and 2015.

		Revolving Credit Facilities
Fair Value at December 31, 2014		**$ 121,100,061**
Borrowings		420,420,000
Principal payments		(191,945,226)
Carrying value before fair value adjustments		**349,574,835**
Fair value adjustments:		
Net increase in unrealized appreciation	—	
Fair value adjustments		—
Fair Value at December 31, 2015		**349,574,835**
Borrowings		290,181,851
Principal payments		(422,177,317)
Carrying value before fair value adjustments		**217,579,369**
Fair value adjustments:		
Net increase in unrealized appreciation	—	
Fair value adjustments		—
Fair Value at December 31, 2016		**$ 217,579,369**

Financial Instruments Not Recorded at Fair Value

The following table presents fair value estimates of financial instruments not recorded at fair value on a recurring basis:

	December 31, 2016		December 31, 2015	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets				
Cash and cash equivalents [(1)]	$ 32,609,382	$ 32,609,382	$ 15,301,870	$ 15,301,870
Restricted cash [(1)]	59,724,126	59,724,126	45,279,994	45,279,994
Due from LendingClub Corporation [(2)]	7,075,357	7,075,357	43,228,085	43,228,085
Due from Prosper Funding LLC [(2)]	810,467	810,467	4,260,501	4,260,501
Due from Avant, Inc. [(2)]	1,708	1,708	93,672	93,672
Liabilities				
Mortgages payable	1,200,756,278	1,218,418,641	897,988,196	927,738,173
Debt related to consolidated VIE [(3)]	208,872,814	212,909,545	—	—
Senior secured term loans [(4)]	624,003,996	625,485,383	576,214,194	577,788,610

(1) Cash and cash equivalents and restricted cash - The carrying amount of cash and cash equivalents and restricted cash approximated fair value as of December 31, 2016 and 2015.
(2) Due from LendingClub Corporation, Due from Prosper Funding LLC and Due from Avant, Inc. - The carrying amount of Due from LendingClub Corporation, Due from Prosper Funding LLC and Due from Avant, Inc. approximated fair value as of December 31, 2016 and 2015, due to the on demand nature of these instruments.
(3) Debt related to consolidated VIE - The estimated fair value is calculated using a yield analysis, the key unobservable input being the market yield, and is considered a level 3 measurement.
(4) Senior secured term loans - The estimated fair value is calculated using an enterprise value waterfall, the key unobservable input being fair value of the underlying collateral, and is considered a level 3 measurement.

10. Variable Interest Entity

The Company's variable interests in a VIE include debt and equity interests. Our involvement with the VIE arose from retained interests held as a result of securitization activities. We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment. Our considerations in determining the VIE's most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where we have determined that the power over a VIE's significant activities is shared, we assess whether we are the party with the power over the most significant activities. If we are the party with the power over the most significant activities, we meet the "power" criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that decisions require consent of each sharing party, we do not meet the "power" criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of, or a right to receive benefits from, the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires significant judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests.

We are the primary beneficiary of a securitization vehicle associated with our financing of unsecured consumer loans. In the creation of the securitization vehicle, we were involved in the decisions made during the establishment and design of the entity and hold variable interests consisting of debt and equity securities retained that could potentially be significant to the securitized vehicle. The assets of the securitized vehicle deemed a VIE, consist of unsecured consumer loans which are available for the benefit of the vehicle's beneficial interest holders. The creditors of the VIE do not have recourse to our general credit, and the assets of the VIE are not available to satisfy any other debt. We have not provided financial or other support during the year ended December 31, 2016 to the VIE that was not previously contractually required to provide.

The following table presents information about our consolidated VIE as of December 31, 2016. The Company did not have any consolidated VIEs as of December 31, 2015. The assets and liabilities in the tables below are presented prior to consolidation and thus a portion of these assets and liabilities are eliminated in consolidation. As of December 31, 2016, the Company holds $39,266,000 of debt and all the equity interests of the VIE.

		December 31, 2016
Restricted cash	$	19,596,223
Unsecured consumer loans at fair value		267,642,484
Due from LendingClub Corporation		1,816,471
Interest receivable		4,401,157
Total assets	**$**	**293,456,335**
Debt related to consolidated VIE, net of debt issuance costs (1)	$	248,138,814
Other liabilities		368,746
Total liabilities	**$**	**248,507,560**

(1) Debt related to consolidated VIE includes Class A Notes, Class B Notes and Class C Notes with a maturity date of November 25, 2022, outstanding principal balances of $173,643,545, $39,266,000 and $39,266,000 and interest rates of 4.19%, 6.15% and 10.00%, respectively. As of December 31, 2016, $4,036,731 of unamortized deferred financing costs are recorded as a direct deduction to the debt.

11. Revolving Credit Facilities

On April 21, 2014, ACL Trust closed a three year $50,000,000 revolving credit facility relating to Prosper unsecured consumer loans ("ACL Subsidiaries Facility") with Capital One. On November 13, 2014, American Consumer Lending (Prime), LLC was added as a borrower on the ACL Subsidiaries Facility. The ACL Subsidiaries Facility includes an accordion feature which allows the commitment to be increased to $100,000,000 in the aggregate. The ACL Subsidiaries Facility accordion feature was increased to $150,000,000 and $250,000,000 in the aggregate, on April 23, 2015 and October 30, 2015, respectively. The ACL Subsidiaries Facility was increased to $75,000,000, $95,000,000, $115,000,000 and $165,000,000 on October 7, 2014, November 13, 2014, April 23, 2015 and October 30, 2015 respectively, with the addition of four new lenders. For all advances made prior to April 21, 2015, the lender withheld an interest and fee reserve ("ACL Interest Reserve"). After April 21, 2015, the Company is required to maintain a minimum interest and fee reserve amount which is calculated as a product of 125 basis points of the unpaid principal balance on the ACL Subsidiaries Facility plus the product of 100 basis points of the aggregate outstanding principal balance of the unsecured consumer loans plus $10,000. On December 15, 2016 the ACL Subsidiaries Facility accordion feature was decreased to $100,000,000 and the minimum interest and fee reserve amount was updated to be calculated as a product of 250 basis points of the unpaid principal balance on the ACL Subsidiaries Facility plus the product of 100 basis points of the aggregate outstanding principal balance of the unsecured consumer loans plus $10,000. On a monthly basis, the lender withdraws related interest payments due from the ACL Interest Reserve. As of December 31, 2016 and 2015, the outstanding balances of the ACL Subsidiaries Facility are $75,211,476 and $162,769,716, respectively.

On December 30, 2014, ACL III Subsidiaries closed a three year $50,000,000 revolving credit facility relating to LendingClub unsecured consumer loans ("ACL III Subsidiaries Facility") with Capital One. The ACL III Subsidiaries Facility includes an accordion feature which allows the commitment to be increased to $100,000,000 in the aggregate. The ACL III Subsidiaries Facility accordion feature was increased to $150,000,000 in the aggregate on December 21, 2015. The ACL III Subsidiaries Facility was increased to $75,000,000 and $95,000,000 on March 31, 2015 and December 21, 2015, respectively, with the addition of two new lenders. For all advances made prior to September 23, 2015, the lender withheld an interest and fee reserve ("ACL III Interest Reserve"). After September 23, 2015, the Company is required to maintain a minimum interest and fee reserve amount which is calculated as a product of 125 basis points of the unpaid principal balance on the ACL III Subsidiaries Facility. On a monthly basis, the lender withdraws related interest payments due from the ACL III Interest Reserve. As of December 31, 2016 and 2015, the outstanding balances of the ACL III Subsidiaries Facility are $18,542,229 and $78,706,596, respectively.

On April 9, 2015, ACL IV Subsidiaries closed a three year $75,000,000 revolving credit facility relating to LendingClub unsecured consumer loans ("ACL IV Subsidiaries Facility") with Morgan Stanley Bank, N.A. The ACL IV Subsidiaries Facility includes an accordion feature which allows the commitment to be increased to $150,000,000 in the aggregate. The ACL IV Subsidiaries Facility accordion feature was increased to $200,000,000 in the aggregate, on July 22, 2016. The total commitments under the ACL IV Subsidiaries Facility was increased to $125,000,000 and $200,000,000 on November 20, 2015 and July 22, 2016, respectively. For all advances, the lender withholds a cash reserve. The Company is required to maintain a minimum cash reserve amount which is calculated as a product of 175 basis points of the unpaid principal balance on the ACL IV Subsidiaries Facility. As of December 31, 2016 and 2015, the outstanding balance of the ACL IV Subsidiaries Facility are $96,518,614 and $101,998,523, respectively.

On December 16, 2015, ACL Trust V closed a one and half year $75,000,000 revolving credit facility relating to Avant unsecured consumer loans ("ACL Trust V Facility") with Morgan Stanley Bank, N.A. The ACL Trust V Facility includes an accordion feature which allows the commitment to be increased to $150,000,000 in the aggregate. On July 28, 2016 the revolving credit facility amount and the commitment was decreased to $25,000,000. For all advances, the lender withholds a cash reserve. The Company is required to maintain a minimum cash reserve amount which is calculated as a product of 100 basis points of the unpaid principal balance

on the ACL Trust V Facility. As of December 31, 2016 and 2015, the outstanding balance of the ACL Trust V Facility are $4,736,958 and $6,100,000, respectively.

On April 20, 2016, ACL PS closed a three year $50,000,000 revolving credit facility relating to NBT unsecured consumer loans ("ACL PS Facility") with Pacific Western Bank. The ACL PS Facility includes an accordion feature which allows the commitment to be increased to $100,000,000 in the aggregate. The Company is required to maintain a minimum cash reserve amount which is calculated as a product of 100 basis points of the unpaid principal balance on the ACL PS Facility. As of December 31, 2016, the outstanding balance of the ACL PS Facility is $22,570,092.

The ACL Subsidiaries Facility, the ACL III Subsidiaries Facility, the ACL IV Subsidiaries Facility, the ACL Trust V Facility and the ACL PS Facility are collectively referred to as "Revolving Credit Facilities".

The Revolving Credit Facilities contain restrictions pertaining to the unsecured consumer loans considered as eligible collateral. Restrictions on eligible collateral include, but are not limited to, the maximum and minimum size, maximum interest rate, original term and credit score of the borrower related to the unsecured consumer loans. The Revolving Credit Facilities also contains certain requirements relating to the portfolio of loans and portfolio performance, including, but are not limited to, minimum FICO score of borrowers, average aggregate principal amount payable, maximum delinquencies and charge-offs, maximum leverage ratios, minimum interest coverage ratios, minimum annual net income, violations of which could result in the early termination of the Revolving Credit Facilities. Borrowings on the Revolving Credit Facilities are generally limited to 50.0% to 80.0% of the outstanding eligible principal balance of the portfolio of unsecured consumer loans. The ACL IV Subsidiaries Facility and the ACL Trust V Facility include portfolio excess concentration tests which if greater than specified concentration limits decrease the amount of eligible collateral. As of December 31, 2016 the Company is in compliance with the requirements of the Revolving Credit Facilities.

The Revolving Credit Facilities require us to hold unsecured consumer loans as collateral in order to borrow under the credit facilities. During the terms of the Revolving Credit Facilities, all principal and interest payments on the unsecured consumer loans held as collateral are used to pay facility expenses, interest expenses or applied to reduce the outstanding balance on the Revolving Credit Facilities. The remaining balance will become due upon maturity.

Interest on borrowings under the ACL Subsidiaries Facility and ACL III Subsidiaries Facility is one-month LIBOR rate plus 350 basis points with a minimum LIBOR floor of 50 basis points. Interest on borrowings under the ACL IV Subsidiaries Facility is one-month LIBOR rate plus an applicable margin. The applicable margin is calculated as the product of 275 or 350 basis points and the applicable eligible unsecured consumer loan balance divided by the aggregate eligible unsecured consumer loan balance. After July 22, 2016 the applicable margin was calculated as the product of 325 or 400 basis points and the applicable eligible unsecured consumer loan balance divided by the aggregate eligible unsecured consumer loan balance. As of December 31, 2016 and 2015, the applicable margin was 374 and 327 basis points, respectively. Interest on borrowings under the ACL V Facility is one-month LIBOR rate plus 450 basis points. Interest on borrowings under the ACL PS Facility is one-month LIBOR rate plus 400 basis points. As of December 31, 2016 and 2015, the one-month LIBOR rate was 77 and 43 basis points, respectively. Additionally, the lender charges a monthly fee on the unused portion of the ACL Subsidiaries Facility and ACL III Subsidiaries Facility equal to the product of 35 basis points per annum and the difference (if any) of the aggregate outstanding available credit facility and the average daily outstanding drawn principal balance. The monthly fee on the unused portion of the ACL IV Subsidiaries Facility, ACL Trust V Facility and ACL PS Facility is equal to the product of 10 to 60 basis points, 25 to 75 basis points, and 35 to 50 basis points, respectively, and the difference (if any) of the average daily outstanding available credit facility and the average daily outstanding drawn principal balance, depending on the amount of the average daily outstanding drawn principal balance versus the maximum revolving credit facility.

During the years ended December 31, 2016 and 2015, we accrued $2,274,556 and $3,288,596 respectively, of agent fees, unused line fees and debt issuance costs on the Revolving Credit Facilities, which are recorded as interest expense on the combined consolidated statements of operations.

The Company intends to refinance the Revolving Credit Facilities which have stated maturity dates within the next year.

12. Mortgages Payable

The Company has outstanding mortgages payable that bear interest at either a fixed or variable rate. Each mortgage payable is secured by a respective real estate property and certain cash reserve accounts required by the borrowing agreements, which are included as restricted cash on the accompanying combined consolidated balance sheets. The following table presents a summary of our mortgages payable as of December 31, 2016 and 2015:

Mortgage Note	Interest Rate[2]	Maturity Date	Amortizing or Interest Only	Outstanding Principal 12/31/2016	Outstanding Principal 12/31/2015
Abbington[1]	3.92%	1/1/2023	N/A	$ —	$ 15,032,050
Amberly - Loan 1	3.75%	2/1/2023	Interest Only	39,600,000	39,600,000
Amberly - Loan 2	4.97%	2/1/2023	Interest Only	7,100,000	—
Lofton Place - Loan 1	3.97%	5/1/2023	Interest Only	16,965,000	16,965,000
Lofton Place - Loan 2	4.71%	5/1/2023	Interest Only	3,411,407	—
Arlington Park	4.08%	6/1/2023	Amortizing	9,650,000	9,650,000
The Resort - Loan 1	4.17%	7/1/2023	Interest Only	156,361,822	157,500,000
The Resort - Loan 2	4.80%	7/1/2023	Amortizing	24,112,933	24,381,000
Bexley - Loan 1	5.50%	4/1/2021	Amortizing	15,955,158	16,146,118
Bexley - Loan 2	4.86%	4/1/2021	Amortizing	5,714,498	5,793,456
Bexley - Loan 3	4.91%	4/1/2021	Amortizing	10,798,677	11,000,000
Cordova Regency - Loan 1	4.55%	12/1/2023	Amortizing	9,026,000	9,026,000
Cordova Regency - Loan 2	4.61%	12/1/2023	Interest Only	2,349,000	—
Crestview at Oakleigh - Loan 1	4.55%	12/1/2023	Interest Only	11,488,000	11,488,000
Crestview at Oakleigh - Loan 2	4.61%	12/1/2023	Interest Only	2,357,000	—
Inverness Lakes - Loan 1	4.55%	12/1/2023	Interest Only	19,400,000	19,400,000
Inverness Lakes - Loan 2	4.61%	12/1/2023	Interest Only	5,300,000	—
Kings Mill - Loan 1	4.55%	12/1/2023	Interest Only	13,622,000	13,622,000
Kings Mill - Loan 1	4.61%	12/1/2023	Interest Only	3,928,000	—
Plantations at Pine Lake - Loan 1	4.55%	12/1/2023	Interest Only	11,817,000	11,817,000
Plantations at Pine Lake - Loan 2	4.61%	12/1/2023	Interest Only	2,275,000	—
Verandas at Rocky Ridge	4.55%	12/1/2023	Interest Only	10,205,000	10,205,000
Matthews Reserve - Loan 1	4.46%	12/1/2023	Interest Only	17,571,000	17,571,000
Matthews Reserve - Loan 2	5.61%	12/1/2023	Interest Only	2,378,307	—
City West - Loan 1	4.46%	12/1/2023	Amortizing	18,533,000	18,533,000
City West - Loan 2	5.59%	12/1/2023	Interest Only	4,791,107	—
Vinings Corner - Loan 1	4.46%	12/1/2023	Amortizing	26,640,000	26,640,000
Vinings Corner - Loan 2	5.50%	12/1/2023	Interest Only	6,345,738	—
Central Park - Loan 1	4.46%	12/1/2023	Amortizing	27,471,000	27,471,000
Central Park - Loan 2	5.55%	12/1/2023	Interest Only	2,353,251	—
Mission Gate - Loan 1	4.46%	12/1/2023	Amortizing	36,148,000	36,148,000
Mission Gate - Loan 2	5.55%	12/1/2023	Interest Only	5,528,902	—
St. Marin - Loan 1	4.46%	12/1/2023	Amortizing	53,863,000	53,863,000
St. Marin - Loan 2	5.53%	12/1/2023	Interest Only	8,634,847	—
Eastwood Village - Loan 1	4.60%	1/1/2024	Amortizing	19,780,146	19,784,543
Monterey Village - Loan 1	4.60%	1/1/2024	Interest Only	9,190,465	9,193,187

Mortgage Note	Interest Rate[2]	Maturity Date	Amortizing or Interest Only	Outstanding Principal 12/31/2016	Outstanding Principal 12/31/2015
Hidden Creek - Loan 1	4.60%	1/1/2024	Interest Only	3,617,572	3,619,163
Meadow Springs - Loan 1	4.60%	1/1/2024	Interest Only	10,175,845	10,179,915
Meadow View - Loan 1	4.60%	1/1/2024	Interest Only	11,138,592	11,141,442
Peachtree Landing - Loan 1	4.60%	1/1/2024	Interest Only	13,572,132	13,575,000
Indigo	4.49%	7/1/2023	Interest Only	27,874,074	28,321,348
Plantations at Hillcrest	4.43%	12/1/2020	Amortizing	4,834,337	4,926,858
Crestview at Cordova - Loan 1	4.43%	12/1/2020	Amortizing	4,813,349	4,905,467
Crestview at Cordova - Loan 2	4.43%	12/1/2020	Amortizing	3,230,570	—
Island Club - Loan 1	4.36%	1/1/2019	Amortizing	7,136,427	7,265,784
Island Club - Loan 2	5.14%	1/1/2019	Amortizing	1,551,972	1,575,795
Chesterfield	4.51%	9/6/2024	Amortizing	4,350,000	4,350,000
Wyoming	4.51%	9/6/2024	Interest Only	3,600,000	3,600,000
Grand Rapids	4.51%	9/6/2024	Interest Only	5,460,000	5,460,000
Westland	4.45%	9/6/2024	Interest Only	3,480,000	3,480,000
State Street	4.45%	9/6/2024	Interest Only	3,345,000	3,345,000
Jackson	4.45%	9/6/2024	Interest Only	6,695,000	6,695,000
Kalamazoo	4.45%	9/6/2024	Interest Only	1,775,000	1,775,000
Canterbury Green - Loan 1	4.21%	10/1/2024	Interest Only	65,823,754	65,825,000
Canterbury Green - Loan 2	5.13%	10/1/2024	Interest Only	8,405,359	—
Abbie Lakes	4.20%	10/1/2024	Amortizing	10,440,000	10,440,000
Brooksedge	4.20%	10/1/2024	Interest Only	11,000,000	11,000,000
Reserve at Abbie Lakes	4.20%	10/1/2024	Interest Only	20,142,000	20,142,000
Lakes Edge	4.20%	10/1/2024	Interest Only	10,080,000	10,080,000
Sunbury Ridge	4.20%	10/1/2024	Interest Only	10,480,000	10,480,000
Stonebridge	4.20%	10/1/2024	Interest Only	15,480,000	15,480,000
Jefferson Chase	4.20%	10/1/2024	Interest Only	12,240,000	12,240,000
Lake Ridge	4.11%	11/1/2024	Interest Only	8,040,000	8,040,000
Okemos	4.19%	3/6/2025	Interest Only	5,620,000	5,620,000
Lansing West	4.19%	3/6/2025	Interest Only	1,305,000	1,305,000
Novi	4.19%	3/6/2025	Interest Only	5,025,000	5,025,000
Lake Orion	4.19%	3/6/2025	Interest Only	5,225,000	5,225,000
Ypsilanti	4.19%	3/6/2025	Interest Only	2,630,000	2,630,000
Orchard Village	4.43%	12/1/2025	Interest Only	26,450,000	26,450,000
Sterling Crimson	4.20%	10/1/2026	Interest Only	41,250,000	—
Hawk's Ridge	4.20%	10/1/2026	Interest Only	24,825,000	—
Islander Village	4.20%	10/1/2026	Interest Only	10,800,000	—
Campus Quarters	4.20%	10/1/2026	Interest Only	14,175,000	—
District on Luther	4.20%	10/1/2026	Interest Only	32,058,000	—
West 22	4.20%	10/1/2026	Interest Only	44,727,000	—
Legacy[3]	3.17%	2/1/2020	Interest Only	5,291,500	—
University Crossing[3]	3.17%	2/1/2020	Interest Only	15,921,021	—
Union Place	4.42%	1/1/2027	Interest Only	51,800,000	—
Eastwood Village - Loan 2	4.39%	1/1/2024	Interest Only	3,277,994	—
Monterey Village - Loan 2	4.39%	1/1/2024	Amortizing	2,028,996	—
Hidden Creek - Loan 2	4.39%	1/1/2024	Amortizing	1,185,998	—
Meadow Springs - Loan 2	4.39%	1/1/2024	Amortizing	3,033,994	—
Meadow View - Loan 2	4.39%	1/1/2024	Amortizing	2,124,996	—
Peachtree Landing - Loan 2	4.39%	1/1/2024	Amortizing	2,137,996	—

Mortgage Note	Interest Rate[2]	Maturity Date	Amortizing or Interest Only	Outstanding Principal 12/31/2016	Outstanding Principal 12/31/2015
Total outstanding principal				**$1,210,338,736**	**$ 905,027,126**
Less: unamortized discount and debt issuance costs				(9,582,458)	(7,038,930)
Total mortgages payable, net of unamortized discount and debt issuance costs				**$1,200,756,278**	**$ 897,988,196**

(1) Abbington was disposed of on October 28, 2016 (Note 3). The mortgage payable was extinguished at the date of sale.
(2) Interest at a fixed rate unless specifically noted otherwise.
(3) Interest at a variable rate indexed to the one month USD LIBOR interest rate, plus 240 basis points. Rate noted is as of December 31, 2016.

On October 28, 2016, in connection with the Abbington property sale, as described in Note 3, *Recent Real Estate Transactions*, the Company repaid the associated mortgage note for $17,065,867. As a result, the Company recognized a loss on early extinguishment of debt of $2,260,169, which is included within interest expense on the combined consolidated statements of operations.

On December 30, 2015, in connection with the Vista Palma Sola property sale, as described in Note 3, *Recent Real Estate Transactions,* the Company repaid the associated mortgage note for $19,543,663. As a result, the Company recognized a loss on early extinguishment of debt of $2,117,637, which is included within interest expense on the combined consolidated statements of operations.

The Company recognizes a debt discount in connection with mortgages assumed at fair value in accordance with ASC 805. The unamortized debt discount of $433,137 and $529,723 is included in mortgage payables on the accompanying combined consolidated balance sheets at December 31, 2016 and 2015, respectively. Amortization of mortgage discount of $96,585 is included in interest expense in the combined consolidated statements of operations for the years ended December 31, 2016 and 2015.

Future scheduled principal payments of mortgage payable are as follows: $6,141,055 (2017), $10,248,861 (2018), $21,252,269 (2019), $49,518,172 (2020), $47,263,250 (2021), and $1,075,915,129 (thereafter).

13. Income Taxes

Income taxes consisted of the following for the years ended:

	December 31, 2016	December 31, 2015
Current federal tax benefit (expense)	$ 131,156	$ 93,606
Current state tax expense	(145,913)	(257,460)
Net deferred federal tax expense	—	—
Net deferred state tax expense	—	—
Income tax expense	**$ (14,757)**	**$ (163,854)**

Income tax expense for the years ended December 31, 2016 and 2015 differs from the amount determined by applying the statutory federal rate of 34.0% to income (loss) before income tax expense generated by the Company's taxable REIT subsidiaries as follows:

	December 31, 2016		December 31, 2015	
	Amount	**Rate**	**Amount**	**Rate**
Income tax benefit (expense) at federal tax rate	**$ 3,071,015**	**(34.0)%**	**$ (4,411,778)**	**34.0%**
Change in valuation allowance	(6,840,506)	75.7%	(387,779)	3.0%
Tax benefit from intercompany transaction	2,601,241	(28.8)%	—	—%
Income not subject to entity level tax	1,118,640	(12.4)%	4,603,882	(35.5)%
Prior year tax adjustment	131,155	(1.4)%	201,745	(1.6)%
State income taxes, net of federal tax effect	(96,302)	1.1%	(169,924)	1.3%
Income tax expense	**$ (14,757)**	**0.2%**	**$ (163,854)**	**1.2%**

Deferred tax assets consist of the following:

	December 31, 2016	December 31, 2015
Deferred federal tax benefit	$ 7,157,597	$ 674,433
Deferred state tax benefit	1,036,800	149,305
Total deferred tax assets	**8,194,397**	**823,738**
Valuation allowance	(8,194,397)	(823,738)
Deferred tax assets after valuation allowance	**$ —**	**$ —**

The tax effected cumulative temporary differences that give rise to the deferred tax assets as of December 31, 2016 and 2015 are the debt issuance costs on the revolving credit facilities and the federal and state net operating losses from prior periods. Deferred tax assets are recognized subject to our judgment that realization is more likely than not. As of December 31, 2016 and 2015, the Company provided a full allowance on the deferred tax assets as it is more likely than not that these assets will not be utilized.

ASC 740, Income Taxes ("ASC 740") provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the combined consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. As of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015, we did not have a liability for any unrecognized tax benefits, respectively. Management's determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. The Company received a notice that one of its subsidiary's 2014 federal tax return has been selected for examination by the Internal Revenue Service, the examination was closed without any adjustments during the year ended December 31, 2016. Our other subsidiaries' 2014 and 2015 tax returns for the federal tax year remain subject to examination by the Internal Revenue Service.

The Company's policy is to classify interest and penalties on tax positions, if any, as expenses. For the year ended December 31, 2016, no interest and penalties have been accrued on the combined consolidated statements of operations. For the year ended December 31, 2015, $71,752 of interest and penalties has been accrued and is recorded as general and administrative expenses on the combined consolidated statements of operations.

14. Equity

As of December 31, 2016 and 2015, the Company authorized 100,000,000 common shares, par value $0.001. NPH is the Company's sole common stockholder. As of December 31, 2016 and 2015, the Company paid an aggregate of $410,319,194 and $350,432,349 of dividends on common shares, respectively.

As of December 31, 2016 and 2015, the Company had 125 and 375 shares outstanding in connection with a private placement of 12.5% Series A Cumulative Non-Voting Preferred Stock, par value $0.001 per share (Series A Preferred Stock), respectively. In general, holders of Series A Preferred Stock are entitled to receive cumulative dividends semiannually at a per annum rate equal to 12.5% of the total purchase price of $1,000 per share plus accumulated and unpaid dividends. The Series A Preferred Stock is redeemable by the Company for $1,000 per share plus accumulated and unpaid dividends. Upon liquidation and dissolution of the Company, the holders of the Series A Preferred Stock are entitled to a liquidation preference in the amount of the share's purchase price, plus all accumulated and unpaid dividends. Series A Preferred Stock are not convertible or exchangeable for any other property or securities of the Company. On May 23, 2016, in connection with the merger of the Affiliated REITs, the Company redeemed 250 shares of 12.5% Series A Preferred Stock at a total price of $250,000 plus the accrued unpaid dividend of $12,413. As of December 31, 2016 and 2015, the Company paid an aggregate of $172,999 and $107,411 of dividends on Series A preferred shares, respectively.

15. Related Party Transactions

On December 31, 2013, the Company entered into a management assistance agreement with Prospect Administration LLC ("Prospect") to provide significant managerial assistance to the Company on behalf of PSEC. On May 23, 2016, in connection with the merger of the Affiliated REITs, the management assistance agreement was amended to increase the annual fee to $1,300,000.

In accordance with the Investment Company Act of 1940, PSEC must make available "significant managerial assistance" to the Company. Prospect provides assistance with significant guidance and counsel concerning the management, operations, and business objectives and policies to the Company. Services may include arranging financing, managing relationships with financing sources, restructuring existing debt and evaluating acquisition and divestiture opportunities. Prospect also exercises a controlling influence over the policies of the Company. On a quarterly basis, the Company pays a managerial assistance fee to Prospect for time and effort in assisting and providing commercial and mezzanine lending, investment banking, and private equity investing services. The Company incurred managerial assistance fees of $1,300,000 for the years ended December 31, 2016 and 2015, which are included in management fees in the accompanying combined consolidated statements of operations.

On a quarterly basis, the Company pays Prospect for professional services provided related to legal counsel, taxation, and general accounting. For the years ended December 31, 2016 and 2015, the Company incurred professional service fees of $7,089,293 and $3,253,125, respectively, which is included in general and administrative expenses in the accompanying combined consolidated statements of operations.

As of December 31, 2016, $3,621,627 and $3,186 is due to Prospect Administration and PSEC, respectively, for reimbursement of expenses paid on behalf of the Company and is recorded by the Company as due to affiliates on the combined consolidated balance sheets.

As of December 31, 2015, $1,738,253 and $14,682 was due to Prospect Administration and PSEC, respectively, for reimbursement of expenses paid on behalf of the Company. As of December 31, 2015, $8,000 was due to Prospect Capital Management ("PCM") for reimbursement of professional service expenses paid by PCM on behalf of the Company. These items are recorded by the Company as due to affiliates on the combined consolidated balance sheets.

As of December 31, 2015, $36,576 was due from PSEC in connection to the acquisition of the self-storage portfolio. In addition, as of December 31, 2015, $1,318,827 was due from Prospect Realty Income Trust, Inc. ("PRIT"), an

affiliated company. These items are recorded by the Company as due from affiliates on the combined consolidated balance sheets. As of December 31, 2016, it was determined that the amount due from PRIT was unlikely to be recovered, and the associated receivable was expensed through the general and administrative expense line item within the combined consolidated statements of operations.

The Company generally incurs a 2% to 3% structure fee for the PSEC equity portion of each acquired property. The structure fee is paid to Prospect for structuring and providing guidance for each purchase transaction. For the years ended December 31, 2016 and 2015, the Company incurred structure fees of $1,320,255 and $669,362, respectively. These amounts are included in the acquisition costs line item in the accompanying combined consolidated statements of operations.

On February 9, 2016, the Company entered into an Amended and Restated Services Agreement with First Financial Partners, Inc. ("FFP"), whose principal and sole owner is Mr. Stock, Chief Executive Officer of the Company, regarding the Company's engagement of FFP as an independent contractor to provide transaction and execution services. For the year ended December 31, 2016, the Company incurred professional service fees and related expenses of $50,188, which is included in general and administrative expenses in the accompanying combined consolidated statements of operations.

The Company entered into a credit agreement (the "Credit Agreement"), effective April 1, 2014, with NPH in the form of a senior secured term loan with a $250,000,000 commitment on Term Loan A ("TLA") and a $250,000,000 commitment on Term Loan B ("TLB"). The maturity date on the TLA and TLB is April 1, 2019. The credit agreement does not require payments on the outstanding TLA or TLB principal until maturity, with prepayments allowed but subject to a prepayment penalty. Loans under the Credit Agreement accrue, at a rate per annum, cash interest equivalent to the one-month LIBOR rate plus 400 basis points with a minimum LIBOR floor of 200 basis points and payment in kind ("PIK") interest of 550 basis points. Loans under the Credit Agreement also incur net operating income interest equivalent to 500 basis points of the net operating income earned during the applicable period. Cash interest and net operating interest are payable in cash quarterly. PIK interest due quarterly is added to the outstanding principal balance of the loan or paid in cash, in whole or in part, at the option of the Company.

On April 1, 2014, the Company declared a dividend to NPH in the amount of $104,459,091 which was borrowed pursuant to the Credit Agreement. The Credit Agreement was subsequently assigned to PSEC in satisfaction of NPH's existing loan with PSEC. On April 1, 2015, the Company amended and restated the credit agreement in order to increase the commitment from $500,000,000 to $1,000,000,000, with such increase in the commitment to consist of the Term Loan C ("TLC") commitment and Term Loan D ("TLD") commitment. The TLC has a $250,000,000 commitment and a maturity date of April 1, 2019. The TLD also has a $250,000,000 commitment and a maturity date of April 1, 2019. Under the second amended and restated credit agreement, TLC incurs cash interest equivalent to one-month LIBOR rate plus 400 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 750 basis points. TLD incurs cash interest equivalent to one- month LIBOR rate plus 1,200 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 450 basis points. The second amended and restated credit agreement did not impact the TLA, but the TLB now incurs cash interest equivalent to one month LIBOR rate plus 1,200 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 300 basis points.

On July 1, 2015, the Company converted $44,147,134 and $67,443,357 of outstanding TLC and TLD, respectively into Term Loan E ("TLE") under the third amended and restated credit agreement. The TLE has a $250,000,000 commitment and a maturity date of April 1, 2019. The TLE incurs cash interest equivalent to one month LIBOR rate plus 900 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 500 basis points. For the years ended December 31, 2016 and 2015, the Company incurred $25,829 and $193,720 of structuring fees for borrowings under the TLE, respectively. The structuring fees are deferred and amortized over the life of the TLE. For the years ended December 31, 2016 and 2015, $64,929 and $1,575 were amortized and recorded within interest expense on the combined consolidated statements of operations, respectively.

On May 23, 2016, in connection with the merger of the Affiliated REITs, the Company amended and restated the credit agreement in order to increase the commitment from $1,250,000,000 to $1,500,000,000. Such increase in the commitment was to increase the TLA commitment from $250,000,000 to $500,000,000.

As of December 31, 2016, $490,011,721 has been borrowed and is outstanding under the Credit Agreement. For the year ended December 31, 2016, the Company incurred $37,206,705, $24,447,854, and $5,252,590 of cash interest, PIK interest, and net operating income interest, respectively. For the year ended December 31, 2016, a total of $24,370,041 of PIK interest was paid in cash on the TLA and TLE. For the year ended December 31, 2016, $64,929 of deferred financing costs was amortized and recorded within interest expense on the combined consolidated statements of operations. As of December 31, 2016, $153,046 of unamortized deferred financing costs are recorded as a direct deduction to our senior secured term loans, net of debt issuance costs on the combined consolidated balance sheets. As of December 31, 2016, $220,446 of cash interest, $144,016 of PIK interest and $479,169 of net operating income interest is recorded by the Company as due to affiliates on the combined consolidated balance sheets.

As of December 31, 2016, on various dates the Company has voluntarily pre-paid in aggregate $109,746,078 of the Term Loan A commitment under the Credit Agreement. As a result, the Company recognized a prepayment premium of $1,997,479, which is included within interest expense on the combined consolidated statements of operations.

As of December 31, 2015, $445,838,529 has been borrowed and is outstanding under the Credit Agreement. For the year ended December 31, 2015, the Company incurred $27,894,006, $25,440,231, and $4,646,294 of cash interest, PIK interest, and net operating income interest, respectively. For the year ended December 31, 2015, a total of $25,407,191 of PIK interest was paid in cash on the TLA, TLC, TLD, and TLE. For the year ended December 31, 2015, $1,575 of deferred financing costs was amortized and recorded within interest expense on the combined consolidated statements of operations. As of December 31, 2015, $192,145 of unamortized deferred financing costs are recorded as a direct deduction to our senior secured term loans, net of debt issuance costs on the combined consolidated balance sheets. As of December 31, 2015, $93,410 of cash interest and $66,204 of PIK interest has been recorded by the Company as due to affiliates on the combined consolidated balance sheets.

ACLLH entered into a credit agreement, effective June 30, 2014, with PSEC in the form of senior secured term loans with a $250,000,000 commitment on TLA and a $250,000,000 commitment on TLB. The maturity date on the TLA and TLB is April 1, 2019. The credit agreement does not require payments on the outstanding TLA or TLB principal balance until the maturity date. The TLA incurs cash interest equivalent to one month LIBOR rate plus 400 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 550 basis points. The TLB incurs cash interest equivalent to one-month LIBOR rate plus 1200 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 300 basis points. Under the terms of the TLA and TLB agreements, PIK interest is accrued on a daily basis and the total PIK interest accrued at the end of the quarter, if not repaid in cash, is added to the outstanding principal balance of the TLA or TLB, respectively.

Prior to June 30, 2014, the Company had a TLA, with the same terms as above, outstanding with PSEC. A portion of the NPRC TLA was transferred and assigned to ACLLH in the following transaction: on June 30, 2014, ACLLH made a non-cash return of capital distribution of $22,389,736 to NPRC through a transfer and assignment from the Company to ACLLH of a TLA with the same terms as above and with the aggregate outstanding principal amount of $22,389,736.

On January 1, 2015, ACLLH converted $28,570,123 of then outstanding TLA into TLB under the amended credit agreement. Additionally, effective January 1, 2015 the PIK interest rates on the TLA and TLB were increased by 200 and 150 basis points, respectively. Accordingly, as of January 1, 2015, the TLA incurs cash interest equivalent to one-month LIBOR rate plus 400 basis points with a minimum LIBOR floor of 200 basis points and PIK interest

of 750 basis points. The TLB incurs cash interest equivalent to one-month LIBOR rate plus 1200 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 450 basis points.

On July 1, 2015, ACLLH converted $20,412,866 and $30,581,643 of all then outstanding TLA and TLB, respectively into TLC under the second amended and restated credit agreement. The TLC has a $250,000,000 commitment and a maturity date of April 1, 2019. The TLC incurs cash interest equivalent to one- month LIBOR rate plus 900 basis points with a minimum LIBOR floor of 200 basis points and PIK interest of 500 basis points.

ACLL entered into a credit agreement, effective December 15, 2015, with PSEC in the form of senior secured term loans with a $250,000,000 commitment on TLA, a $250,000,000 commitment on TLB, and a $250,000,000 commitment on TLC with the same interest rates as the ACLLH TLA,TLB and TLC. The maturity date on the ACLL TLA, TLB and TLC is December 15, 2020.

During the year ended December 31, 2016 and 2015, the Company made non-cash contributions of $73,558,293 and $147,395,918, respectively to PFAN through a transfer and assignment from ACLLH to the Company of senior secured term loans with PSEC having an aggregate outstanding principal amount of $73,558,293 and$147,395,918, respectively.

As of December 31, 2016, $88,556,112 of ACLLH TLC and $46,917,549 of ACLL TLC, have been borrowed and are outstanding. As of December 31, 2016, there were no ACLLH TLA or TLB or ACLL TLA or TLB outstanding. For the year ended December 31, 2016, ACLLH TLC incurred $12,400,808 and $5,636,731 of cash and PIK interest, respectively. For the year ended December 31, 2016, ACLL TLC incurred $1,100,349 and $500,159 of cash and PIK interest, respectively. For the year ended December 31, 2016, a total of $6,117,584 of PIK interest was paid in cash on the ACLLH TLC and the ACLL TLC. For the year ended December 31, 2016, the Company incurred $2,136,478 of structuring fees for borrowings under the ACLLH TLC. For the year ended December 31, 2016, $2,190,409 of deferred financing costs was amortized and recorded within interest expense on the combined consolidated statements of operations. As of December 31, 2016, $1,328,341 of unamortized deferred financing costs are recorded as a direct deduction to our senior secured term loans, net of debt issuance costs, on the combined consolidated balance sheets. As of December 31, 2016, $82,789 of cash interest and $37,632 of PIK interest is recorded by the Company as due to affiliates on the combined consolidated balance sheets.

As of December 31, 2015, $131,950,082 of ACLLH TLC, have been borrowed and are outstanding. As of December 31, 2015, there were no ACLLH TLA or TLB or ACLL TLA, TLB or TLC outstanding. For the year ended December 31, 2015, ACLLH TLA incurred $1,000,552 and $1,252,428 of cash and PIK interest, respectively. For the year ended December 31, 2015, TLB incurred $3,384,076 and $1,085,931 of cash and PIK interest, respectively. For the year ended December 31, 2015, TLC incurred $5,466,396 and $2,484,726 of cash and PIK interest, respectively. For the year ended December 31, 2015, a total of $4,000,304 of PIK interest was paid in cash on the TLA, TLB and TLC. For the year ended December 31, 2015, the Company incurred $1,463,236 of structuring fees for borrowings under the TLC. For the year ended December 31, 2015, $80,964 was amortized and recorded within interest expense on the combined consolidated statements of operations. As of December 31, 2015, $1,382,272 of unamortized deferred financing costs are recorded as a direct deduction to our senior secured term loans, net of debt issuance costs, on the combined consolidated balance sheets. As of December 31, 2015, $40,318 of cash interest and $18,326 of PIK interest is recorded by the Company as due to affiliates on the combined consolidated balance sheets.

The Company also entered into property management agreements with the non-controlling interest joint venture partners to manage the operations of the properties. The Company pays a monthly management fee of 2% - 6% of the gross monthly rents to the property managers. For the years ended December 31, 2016 and 2015, property management fees were $5,633,932 and $5,353,437, respectively. As of December 31, 2016 and 2015, $145,367 and $991,613 of management fees, respectively, were payable to property managers, and is included in due to affiliates in the accompanying combined consolidated balance sheets.

The Company also pays a monthly asset management fee up to 1.25% of the gross monthly rents to the property managers. For the years ended December 31, 2016 and 2015, asset management fees were $635,019 and $571,585, respectively. These amounts are included in the management fee line item in the accompanying combined consolidated statements of operations. The property management agreements also stipulate that a construction management fee of 5% - 6% of project cost is to be paid to the property managers. For the years ended December 31, 2016 and 2015, capitalized construction management fees were $800,031 and $731,415, respectively, and is included within building and improvements in the accompanying combined consolidated balance sheets.

The Company generally incurs an acquisition fee from 0.5% to 1% of the purchase price of each acquired property. The acquisition fee is paid to the Property Managers for services rendered in connection with the investigation, selection, sourcing, due diligence and acquisition of a property or investment. For the years ended December 31, 2016 and 2015, the Company incurred an acquisition fee of $3,147,500 and $1,284,251, respectively. These amounts are included in acquisition costs in the accompanying combined consolidated statements of operations.

In connection with the acquisitions of several properties during the years ended December 31, 2016, the Company has retained a portion of the non-controlling joint venture partners' acquisition fees as deferred acquisition fees. These deferred acquisition fees are earned by and payable to the non-controlling joint venture partner upon reaching certain performance measures. No performance measures have been met as of December 31, 2016. As of December 31, 2016, deferred acquisition fees retained by the company were $1,573,750, and is included within restricted cash and due to affiliates on the combined consolidated balance sheets.

The Company noted that certain expenses are paid for by the property managers and have yet to be reimbursed. As of December 31, 2016 and 2015, unreimbursed advances and other amounts due to related parties were $358,566 and $22,847, respectively, and are recorded by the Company as due to affiliates on the combined consolidated balance sheets.

The Company noted that certain contractual property operating distributions are paid on a monthly or quarterly basis to the Company and our non-controlling joint venture partners. As of December 31, 2016 and 2015, distributions payable to our non-controlling joint venture partners were $8,547 and $100,558, respectively. These amounts are recorded by the Company as due to affiliates on the combined consolidated balance sheets.

16. Commitments and Contingencies

The Company believes that it has complied with the requirements of the mortgage payable by obtaining the requisite third party insurance coverage for losses that may be incurred at the properties. Losses for amounts below the threshold of the deductible amounts specified in certain of the Company's insurance policies are self-insured; however, management does not believe that this exposure will have a material adverse effect on the Company's combined consolidated financial position or results of operations.

Periodically, the Company may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of the business. The Company does not believe that there are any proceedings threatened or pending, if determined adversely, that would have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

17. Subsequent Events

On January 18, 2017, the Company sold the Bexley property to an unaffiliated third party for a gross sales price of $54,975,000. The Company recognized a gain of $28,576,947 in connection with the sale.

On January 30, 2017, the Company, together with a joint venture partner, acquired a multi-family property located in Laurel, Maryland for an aggregate purchase price of $187,250,000 exclusive of acquisition and closing costs.

For the purchase of this property, the joint venture obtained bank financing of $153,580,000. The fair value of the non-controlling interest in the joint venture is $3,351,279.

On February 10, 2017, Abbie Lakes OH Partners, LLC, Kengary Way OH Partners, LLC, Lakeview Trail OH Partners, LLC, Lakepoint OH Partners, LLC, Sunbury OH Partners, LLC, Heatherbridge OH Partners, LLC, Jefferson Chase OH Partners, LLC, and Goldenstrand OH Partners, LLC (collectively, the "Columbus OH Portfolio") entered into supplemental mortgage agreements. The supplemental mortgages are secured by the respective real estate properties and certain cash reserve accounts required by the borrowing agreements. The following table presents a summary of the supplemental mortgage amounts and the respective interest rate:

Property		Supplemental Mortgage	Interest Rate	Maturity Date
Abbie Lakes OH Partners, LLC	$	2,615,000	5.82 %	10/1/2024
Kengary Way OH Partners, LLC		2,502,000	5.82 %	10/1/2024
Lakeview Trail OH Partners, LLC		3,114,000	5.82 %	10/1/2024
Lakepoint OH Partners, LLC		4,400,000	5.84 %	10/1/2024
Sunbury OH Partners, LLC		3,635,000	5.83 %	10/1/2024
Heatherbridge OH Partners, LLC		2,848,000	5.84 %	10/1/2024
Jefferson Chase OH Partners, LLC		4,960,000	5.82 %	10/1/2024
Goldenstrand OH Partners, LLC		1,560,000	5.82 %	11/1/2024
Total/Weighted Average	**$**	**25,634,000**		

On February 21, 2017, the ACL IV Subsidiaries Facility issued an amendment to the loan and security agreement which extended the maturity date to February 21, 2020.

On February 27, 2017, the Company used a portion of the proceeds received from the Columbus OH Portfolio supplemental financing and Bexley sale proceeds to pay down the outstanding senior secured term loan in the amount of $18,000,000. In addition, the Company utilized $11,648,412 as a return of capital equity distribution to NPH.

On March 30, 2017, the ACL Trust V Facility was terminated; prior to the termination notice, cash on hand was used to pay down the outstanding principal balance on the revolving credit facility.

On April 13, 2017, the ACL Subsidiaries Facility issued an amendment to the loan and security agreement which replaced Capital One with Texas Capital Bank, National Association as lender. The amendment also updated the maximum loan amount to $52,562,209, the minimum interest and fee reserve amount to $2,000,000 and the final maturity date was extended to April 21, 2019.

On June 15, 2017, the Company sold the Mission Gate property to an unaffiliated third party for a gross sales price of $65,400,000.

On June 22, 2017, the Company sold 21,926 of our unsecured consumer loans (with a cost of $151,472,877 and accrued interest of $1,731,129) purchased from LendingClub to LendingClub Operated Aggregator Note (LOAN) NP I, LLC ("CLUB 2017-NP1") for proceeds of $124,528,245 net of related transaction expenses, and a trust certificate with a fair value of $30,469,823 representing a 42.71% interest in the CLUB 2017-NP1. The Company realized a gain of $1,794,051 on the sale.

The Company has evaluated subsequent events through August 9, 2017, the date of which these financial statements were available to be issued, and has determined that, except for the above, there have not been any additional

events that have occurred that would require adjustments to, or disclosures in, the combined consolidated financial statements.